NO ACT

PE
1-10-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 15, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-15-12

Martin P. Dunn
O'Melveny & Myers LLP
mdunn@omm.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2012

Dear Mr. Dunn:

This is in response to your letters dated January 10, 2012 and February 21, 2012 concerning the shareholder proposal submitted to JPMorgan Chase by the Nathan Cummings Foundation, the Northwest Women Religious Investment Trust, the Sisters of the Holy Names of Jesus and Mary, the Benedictine Sisters of Mount St. Scholastica, Benedictine Sisters of Monasteria Pan de Vida, and Trillium Asset Management Corporation on behalf of the Schuyler B. Crawford Trust. We also have received a letter from the proponents dated February 6, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Laura Campos
The Nathan Cummings Foundation
laura.campos@nathancummings.org

Shelley Alpern
Trillium Asset Management Corporation
salpern@trilliuminvest.com

March 15, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2012

The proposal requests that a committee of independent directors of the board assess how the company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at the company and report to shareholders.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that JPMorgan Chase's public disclosures compare favorably with the guidelines of the proposal and that JPMorgan Chase has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

O

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1934 Act/Rule 14a-8

February 21, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of the Nathan Cummings Foundation, *et. al.*
Entitled "Compensation Risk Assessment Report"
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 10, 2012 (the ***"Initial Request Letter"***) that we submitted on behalf of JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Nathan Cummings Foundation, the Northwest Women Religious Investment Trust, the Sisters of the Holy Names of Jesus and Mary, Benedictine Sisters of Mount St. Scholastica, Benedictine Sisters of Monasterio Pan de Vida, and the Schuyler B. Crawford Trust (collectively, the ***"Proponent"***) from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the "***2012 Proxy Materials***"). A representative of the Proponent submitted a letter to the Staff dated February 6, 2012 (the ***"Proponent Letter"***), asserting the view that the Proposal and Supporting Statement are required to be included in the 2011 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to some of the arguments made in the Proponent Letter, which is attached hereto as Exhibit A. The Initial Request Letter is not attached hereto, but is available publicly on the Commission's website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2012/

nathancummings011012-14a8-incoming.pdf. The Company renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2012 Proxy Materials.

I. BACKGROUND

On December 1, 2011, the Company received the Proposal, which requests that a committee of independent directors of the Company's board assess and report on how the Company is responding to risks, including reputational risks, associated with the "high levels" of senior executive compensation at the Company. In the Initial Request Letter, the Company requested no-action relief in reliance on Rule 14a-8(i)(10), as the Company has substantially implemented the Proposal through compliance with its disclosure obligations pursuant to Item 402(b) and Item 402(s) of Regulation S-K, and in reliance on Rule 14a-8(i)(7), as the Proposal deals with the Company's ordinary business matter of determining the manner in which to comply with its disclosure obligations.

The Proponent Letter expresses the view that the Proposal has a markedly different focus than the Commission's current disclosure requirements, such that compliance with Item 402(b) and Item 402(s) of Regulation S-K does not substantially implement the Proposal. The Proponent Letter also asserts that the Proposal relates to the significant policy issue of "risks created by high levels of senior executive compensation" and is, therefore, not related to the Company's ordinary business operations.

II. EXCLUSION OF THE PROPOSAL

A. The Proponent Letter Fails to Distinguish the Disclosure Sought by the Proposal from Existing Disclosure Requirements

In the Initial Request Letter, the Company expressed the view that the disclosures sought by the Proposal are exactly those sought by Item 402(b) (the CD&A requirements) and Item 402(s) of Regulation S-K -- how a committee of independent directors (in this case, the Compensation Committee) is responding to risks associated with compensation practices for senior executives (and other employees) at the Company. The Proponent Letter attempts to distinguish the disclosure the Proposal would require from the disclosure that the Company is required to provide pursuant to Regulation S-K.

First, the Proponent Letter attempts to draw a distinction between (a) the Company's compensation policies and practices and (b) the risks associated with "high levels" of senior executive compensation at the Company. However, this distinction is illusory. The Compensation Committee of the Company's Board of Directors establishes the amount of compensation paid to senior executive officers within the framework of the Company's compensation policies and practices, as described in the proxy materials for the 2011 Annual Meeting of Shareholders filed with the Commission on April 7, 2011. In other words, the levels of senior executive compensation at the Company are a product of its compensation policies and practices. Although not stated in the Proposal, the Proponent Letter states the Proponent's

opinion that compensation levels for the Company's senior executives are "high" and that these "high levels" present risks to the Company. If true, then such "risks" created by "high levels" of senior executive compensation are "risks arising from the registrant's compensation policies and practices for its employees" -- *i.e.*, the exact "compensation policies and practices" referred to in Item 402(s) of Regulation S-K and also required to be disclosed pursuant to Item 402(b) of Regulation S-K.[1]

In the 2010 Release, the Commission stated that the purpose of Item 402(s) "is to provide investors material information concerning how the registrant compensates and incentivizes its employees that may create risks that are reasonably likely to have a material adverse effect on the registrant." Further, Item 402(s) itself states that the information to be disclosed pursuant to paragraph (s) "will vary depending upon the nature of the registrant's business and the compensation approach," and provides a non-exclusive list of the types of issues that a registrant may need to address, including "[t]he registrant's risk assessment or incentive considerations, if any, in structuring its compensation policies and practices or in awarding and paying compensation." Therefore, Item 402(s) requires the same analysis sought by the Proposal -- to analyze any risks in structuring the Company's compensation policies and practices or in awarding or paying compensation to determine any such policies or practices that are reasonably likely to have an adverse effect on the Company -- and requires disclosure of such risks if they are reasonably likely to have a material adverse effect on the Company. Item 402(s) does not focus on "compensation policies and practices" as distinct or separate from the "levels" of compensation paid pursuant to such policies and practices.

Second, the Proponent Letter states that, because the disclosure sought by the Proposal is not limited by any materiality standard, the Proposal has not been substantially implemented through the Company's compliance with the disclosure obligations of Item 402(s) of Regulation S-K. The Staff specifically considered this issue previously in an analogous context and expressed the view that disclosure of information that falls beneath a Commission-mandated materiality threshold is not necessary to "substantially implement" a proposal for purposes of Rule 14a-8(i)(10). *See Eastman Kodak Company* (February 1, 1991) *and Wal-Mart Stores, Inc.* (March 28, 2007) (both discussed in the Initial Request Letter). The Proponent Letter seeks to differentiate the Proposal from the *Eastman Kodak* precedent because of the different underlying subject matter of each proposal (senior executive compensation and environmental matters, respectively) and by suggesting that *de minimis* thresholds might be appropriate in the context of environmental disclosure, but not in the context of executive compensation disclosure. However, neither the Commission nor the Staff has ever stated that the "significance" of the

---

1 As discussed in the Initial Request Letter, in *Exchange Act Release* No. 61175 (the ***"2010 Release"***), the Commission addressed the interaction between Item 402(s) and the Compensation Discussion and Analysis requirement in Item 402(b). Specifically, the Commission noted that Item 402(s) requires disclosure regarding the risks relating to the compensation policies and decisions for all employees and that "...to the extent that risk considerations are a material aspect of the company's compensation policies or decisions for named executive officers, the company is required to discuss them as part of its [Compensation Discussion and Analysis] under the current rules." *See* footnote 38 to the 2010 Release. Accordingly, any discussion of the requirements of Item 402(s) applies equally to the requirements of Item 402(b).

subject matter of a proposal is influential or determinative in assessing whether a proposal has been substantially implemented for purposes of Rule 14a-8(i)(10). In other words, the subject matter of the Proposal does not influence the application of Rule 14a-8(i)(10) -- the burden of demonstrating that the Company has "substantially implemented" the Proposal is not higher because a proposal relates to executive compensation rather than to environmental matters. Just as the Commission has set a materiality threshold for disclosure pursuant to Item 103 of Regulation S-K, it has also set a materiality threshold for disclosure pursuant to Item 402(b) and Item 402(s) (as discussed in detail in the Initial Request Letter). Therefore, just as Eastman Kodak had "substantially implemented" a proposal requesting disclosure of all fines paid for violations of environmental laws and regulations for the previous five years through its compliance with Item 103, the Company has "substantially implemented" the Proposal's request to assess how the Company is responding to risks associated with the levels of compensation paid through its compliance with the disclosure requirements of Item 402(b) (with regard to senior executives) and Item 402(s) (with regard to all employees, including senior executives).

As it stated in the 2010 Release, the Commission itself adopted a materiality threshold for Item 402(s) that it believed was appropriate to "elicit disclosure about incentives in the company's compensation policies and practices *that would be most relevant to investors*." (Emphasis added) The Company has substantially implemented the Proposal by complying with Item 402(b) and Item 402(s) of Regulation S-K and providing shareholders with the most relevant information regarding its compensation risks associated with its compensation policies and practices -- the fact that the Proposal would also require disclosure of immaterial and irrelevant information, as specifically categorized by the Commission, does not negate this fact.

For the reasons discussed above and in the Initial Request Letter, the Company maintained and continues to believe that it has substantially implemented the Proposal through compliance with its disclosure obligations under Item 402(s) of Regulation S-K and, therefore, it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(10).

B. The Proponent Letter Seeks Identification of a New Significant Social Policy Issue That is Not Relevant to the Rule 14a-8(i)(7) Basis for Excluding the Proposal That Was Asserted in the Initial Request Letter

The Proponent Letter expresses the view that the Proposal relates to "executive compensation," which has been identified by the Staff and the Commission as a "significant social policy issue" that transcends the ordinary business exclusion in Rule 14a-8(i)(7). However, for the reasons discussed in the Initial Request Letter, the actions and disclosures sought by the Proposal also relate to the ordinary business matter of compliance with the Commission's disclosure obligations and, as such, may be properly excluded in reliance in reliance on Rule 14a-8(i)(7).

As stated above and in the Initial Request Letter, Item 402(b) and Item 402(s) of Regulation S-K currently require the Company to provide disclosure regarding its "compensation policies and practices as they relate to [its] risk management." Item 402(s) requires disclosure of

"the [Company's] policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives" if those compensation policies and practices are reasonably likely to result in a material adverse effect on the Company. Moreover, as the Commission stated in footnote 38 to the 2010 Release, "...to the extent that risk considerations are a material aspect of the company's compensation policies or decisions for named executive officers, the company is required to discuss them as part of its [Compensation Discussion and Analysis] under the current rules."

The Proposal asks for a committee of independent Company directors to report to shareholders "how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation." As discussed above and in the Initial Request Letter, Commission regulations specifically require the Company to undertake the analysis requested by the Proposal -- that is, an analysis of the risks associated with the Company's compensation policies and practices as applied to senior executive compensation -- and, if necessary, provide the exact type of disclosure sought by the Proposal. Accordingly, the manner in which the Company complies with this Commission-mandated disclosure obligation is an ordinary business matter for purposes of Rule 14a-8(i)(7).

Based on the foregoing analysis and that included in the Initial Request Letter, the Company maintained and continues to believe that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a 8(i)(7).

III. CONCLUSION

For the reasons set forth above and in the Initial Request Letter, the Company previously maintained and continues to believe that it may properly omit the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2012 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Laura Campos
Director of Shareholder Activities
Nathan Cummings Foundation

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

THE · NATHAN · CUMMINGS · FOUNDATION

February 6, 2012

Via E-mail to Shareholderproposals@sec.gov

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by JPMorgan Chase & Co. to omit shareholder proposal submitted by The Nathan Cummings Foundation and co-filers

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation"), together with several co-filers, submitted a shareholder proposal (the "Proposal") to JPMorgan Chase & Co. ("JPMC" or the "Company"). The Proposal asks that an independent committee of JPMC's board assess how JPMC is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at the Company and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

By letter dated January 10, 2012 (the "No-Action Request"), JPMC stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2012 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. JPMC argues that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(10), on the ground that the Proposal has been substantially implemented, and Rule 14a-8(i)(7), as dealing with JPMC's ordinary business operations. Because JPMC has not met its burden of showing that it is entitled to rely on either exclusion, we respectfully urge that the Company's request for relief should be denied.

The Proposal

The Proposal states:

RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

JPMC Has Not Substantially Implemented the Proposal Because Current Commission Disclosure Requirements Have a Markedly Different Focus From the Proposal and Include a "Material Adverse Effect" Threshold Not Found in the Proposal

JPMC contends that it has substantially implemented the Proposal, entitling it to omit the Proposal in reliance on Rule 14a-8(i)(10), because the Commission's current proxy statement and 10-K disclosure requirements require disclosure of the matters covered by the Proposal. Specifically, JPMC points to the proxy statement disclosure mandated by Item 402(s) of Regulation S-K, which requires that registrants provide disclosure on their "compensation policies and practices as they relate to risk management." JPMC asserts that the "nature of the 'risks' that may require disclosure under Item 402(s) is not limited—Item 402(s) relates to all risks, including reputational risks." (No-Action Request, at 3)

Existing disclosure requirements do not substantially implement the Proposal, for three reasons. First, and most fundamentally, JPMC's conception of the Proposal is backward. The Proposal does not seek disclosure of how JPMC's compensation policies and practices contribute to or mitigate risks to the Company, the subject of Item 402(s). Indeed, the Proposal does not focus on JPMC's compensation policies or practices. Instead, the Proposal asks JPMC's board to analyze the risks created by high levels of senior executive compensation at JPMC and the company's response to those risks.

Risks created by high executive pay might include commercial risks, the risk of increased regulation or reputational risks, though the task of determining which risks to analyze and report on would fall to JPMC's board. For example, high senior executive pay during a period of belt-tightening for other employees, or even downsizing, can have negative effects on employee morale and recruiting efforts. (See John Mackey, "Why Sky-High CEO Pay is Bad Business," Harvard Business Review Blog, June 17, 2009 (available at http://blogs.hbr.org/hbr/how-to-fix-executive-pay/2009/06/why-high-ceo-pay-is-bad-business.html)) Many observers have noted the potential reputational consequences of high executive pay. (See, e.g., Ben W. Heineman, "The Political Case Against Out-Sized Executive Pay," Harvard Business Review Blog, Dec. 2, 2011 (available at http://blogs.hbr.org/cs/2011/12/the_political_case_against_out.html))

Second, disclosure pursuant to Item 402(s) is only compelled if the "registrant's compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant." So even if the subject matter of Item 402(s)'s disclosure overlapped with that of the Proposal, which (as discussed above) we believe is not the case, Item 402(s) contains a major carveout that the Proposal lacks.

Practitioner commentary indicates that the "reasonably likely to have a material adverse effect" standard is less stringent than the standard originally proposed by the Commission, which would have required disclosure of policies and practices that create

risks that "may have a material effect on the company." (E.g., Courtney P. Cochran, "SEC Approves Proposal Regarding Enhanced Proxy Disclosure," Andrews Kurth, Dec. 17, 2009 (available at http://www.andrewskurth.com/pressroom-publications-671.html); "SEC Adopts New Rules for Enhanced Compensation and Corporate Governance Disclosure," Cooley LLP Client Alert, Jan. 26, 2010 (available at http://www.cooley.com/sec-new-rules-enhanced-compensation-corporate-governance-disclosure); "SEC Adopts Changes to Proxy and Form 10-K Disclosure Requirements," Cravath, Swaine & Moore LLP Client Memo, at 3, Dec. 17, 2009 (available at http://www.cravath.com/files/Uploads/Documents/Publications/3188394_1.pdf))

At a company as large as JPMC, a "material adverse effect" is a high standard. Although there is no bright-line numeric test for materiality, the Staff has stated that an item is material if there is a "substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available." (Staff Accounting Bulletin No. 99 (Aug. 12, 1999) (available at http://www.sec.gov/interps/account/sab99.htm) (quoting TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976)) Practitioner guidance has stated that a company determining whether disclosure is triggered under Item 402(s) "will need to take into account the risk's potential severity, probability, timing and associated cost, as it is reasonably likely to affect the company as a whole." (Cooley Client Alert, supra)

JPMC argues that the Staff has found that the existence of a threshold or materiality carveout does not prevent an existing regulatory requirement from substantially implementing a shareholder proposal. The Eastman Kodak determination on which JPMC relies, however, did not concern senior executive compensation. There may be a logic to holding that a de minimis threshold, such as that found in the environmental disclosure requirement at issue in Eastman Kodak, does not prevent substantial implementation of a proposal asking for disclosure of all environmental fines regardless of amount. But in the case of senior executive compensation, shareholders have often used the shareholder proposal process to express disapproval of policies or practices—including generous severance payments, tax gross-ups and post-death benefits—that are not reasonably likely to have a material adverse effect on a company but nonetheless raise important corporate governance concerns.

Third, even if disclosure is triggered by the presence of compensation policies and practices that are reasonably likely to have a material adverse effect on the company, the substance of the required disclosure deviates significantly from the disclosure requested in the Proposal. Item 402(s) provides a non-exclusive list of issues a company may need to address if disclosure is triggered; although companies may not limit themselves to these issues, all of the examples focus specifically on various aspects of compensation "policies and practices." None asks for disclosure on the company's response to broader risks created by high levels of pay, including reputational risks.

The Proposal, by contrast, focuses on the risks themselves, asking for analysis and disclosure by an independent board committee of the ways in which JPMC is responding to risks created by high pay levels. This disclosure, then, would be far broader than the

much more technical matters related to compensation policies and practices themselves addressed in Item 402(s).

In sum, existing Commission disclosure requirements do not substantially implement the Proposal because (a) the Commission's disclosure requirements focus on the ways in which compensation policies and practices contribute to risk, rather than the ways in which a company responds to the wide range of risks—both internal and external to the company—resulting from high levels of senior executive pay; (b) there is a large gap between the Proposal and the Commission's rules because the latter requires that a "material adverse effect" on the company be "reasonably likely" in order to trigger disclosure; and (c) the disclosure itself under the Commission's rules is much narrower and more technical than the analysis and disclosure requested by the Proposal. Accordingly, JPMC has not met its burden of showing that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10).

The Proposal Does Not Implicate JPMC's Ordinary Business Operations Because the Risks Created by High Levels of Senior Executive Compensation Are a Significant Social Policy Issue and the Proposal Does Not Address Legal Compliance

JMPC urges that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it deals with the Company's ordinary business operations. As an initial matter, we note that the Proposal focuses on senior executive compensation, a subject the Staff has long recognized is a "significant social policy issue" transcending ordinary business. Moreover, the intense public debate over excessive executive compensation, the amount of media attention paid to the issue as well as the numerous legislative and regulatory efforts to rein in executive pay demonstrate that the social significance is not limited to specific compensation policies and practices. The total amounts paid to senior executives, and the societal consequences that flow from high pay—especially at companies that have received taxpayer assistance—implicate significant social policy issues as well.

JPMC claims that the Proposal's subject is the prosaic one of the Company's compliance with the Commission's executive compensation disclosure requirements. As discussed above, however, the Proposal's subject is not so narrow. The Proposal asks for much broader disclosure than that elicited by the Commission's rules. While the Commission's rules focus on compensation policies and practices, the Proposal asks JPMC's board to analyze and report on the risks—internal and external—created by high levels of senior executive pay and the Company's responses to those risks. Unlike the Proposal, the proposals in the each of the determinations cited by JPMC specifically asked for reporting on various types of legal compliance. In addition, the Proposal goes well beyond the Commission's rules in seeking disclosure that is not limited by a materiality threshold.

For the reasons set forth above, JPMC has not shown that it has substantially implemented the Proposal or that the Proposal deals with JPMC's ordinary business

operations. Accordingly, the Foundation respectfully asks that JPMC's request for no-action relief be denied.

* * * *

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

L. Campos

Laura Campos
Director of Shareholder Activities

cc: Martin P. Dunn
O'Melveny & Myers LLP

THE · NATHAN · CUMMINGS · FOUNDATION

February 6, 2012

Via E-mail to Shareholderproposals@sec.gov

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by JPMorgan Chase & Co. to omit shareholder proposal submitted by The Nathan Cummings Foundation and co-filers

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, The Nathan Cummings Foundation (the "Foundation"), together with several co-filers, submitted a shareholder proposal (the "Proposal") to JPMorgan Chase & Co. ("JPMC" or the "Company"). The Proposal asks that an independent committee of JPMC's board assess how JPMC is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at the Company and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

By letter dated January 10, 2012 (the "No-Action Request"), JPMC stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2012 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. JPMC argues that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(10), on the ground that the Proposal has been substantially implemented, and Rule 14a-8(i)(7), as dealing with JPMC's ordinary business operations. Because JPMC has not met its burden of showing that it is entitled to rely on either exclusion, we respectfully urge that the Company's request for relief should be denied.

The Proposal

The Proposal states:

RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

JPMC Has Not Substantially Implemented the Proposal Because Current Commission Disclosure Requirements Have a Markedly Different Focus From the Proposal and Include a "Material Adverse Effect" Threshold Not Found in the Proposal

JPMC contends that it has substantially implemented the Proposal, entitling it to omit the Proposal in reliance on Rule 14a-8(i)(10), because the Commission's current proxy statement and 10-K disclosure requirements require disclosure of the matters covered by the Proposal. Specifically, JPMC points to the proxy statement disclosure mandated by Item 402(s) of Regulation S-K, which requires that registrants provide disclosure on their "compensation policies and practices as they relate to risk management." JPMC asserts that the "nature of the 'risks' that may require disclosure under Item 402(s) is not limited—Item 402(s) relates to all risks, including reputational risks." (No-Action Request, at 3)

Existing disclosure requirements do not substantially implement the Proposal, for three reasons. First, and most fundamentally, JPMC's conception of the Proposal is backward. The Proposal does not seek disclosure of how JPMC's compensation policies and practices contribute to or mitigate risks to the Company, the subject of Item 402(s). Indeed, the Proposal does not focus on JPMC's compensation policies or practices. Instead, the Proposal asks JPMC's board to analyze the risks created by high levels of senior executive compensation at JPMC and the company's response to those risks.

Risks created by high executive pay might include commercial risks, the risk of increased regulation or reputational risks, though the task of determining which risks to analyze and report on would fall to JPMC's board. For example, high senior executive pay during a period of belt-tightening for other employees, or even downsizing, can have negative effects on employee morale and recruiting efforts. (See John Mackey, "Why Sky-High CEO Pay is Bad Business," Harvard Business Review Blog, June 17, 2009 (available at http://blogs.hbr.org/hbr/how-to-fix-executive-pay/2009/06/why-high-ceo-pay-is-bad-business.html)) Many observers have noted the potential reputational consequences of high executive pay. (See, e.g., Ben W. Heineman, "The Political Case Against Out-Sized Executive Pay," Harvard Business Review Blog, Dec. 2, 2011 (available at http://blogs.hbr.org/cs/2011/12/the_political_case_against_out.html))

Second, disclosure pursuant to Item 402(s) is only compelled if the "registrant's compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the registrant." So even if the subject matter of Item 402(s)'s disclosure overlapped with that of the Proposal, which (as discussed above) we believe is not the case, Item 402(s) contains a major carveout that the Proposal lacks.

Practitioner commentary indicates that the "reasonably likely to have a material adverse effect" standard is less stringent than the standard originally proposed by the Commission, which would have required disclosure of policies and practices that create

risks that "may have a material effect on the company." (E.g., Courtney P. Cochran, "SEC Approves Proposal Regarding Enhanced Proxy Disclosure," Andrews Kurth, Dec. 17, 2009 (available at http://www.andrewskurth.com/pressroom-publications-671.html); "SEC Adopts New Rules for Enhanced Compensation and Corporate Governance Disclosure," Cooley LLP Client Alert, Jan. 26, 2010 (available at http://www.cooley.com/sec-new-rules-enhanced-compensation-corporate-governance-disclosure); "SEC Adopts Changes to Proxy and Form 10-K Disclosure Requirements," Cravath, Swaine & Moore LLP Client Memo, at 3, Dec. 17, 2009 (available at http://www.cravath.com/files/Uploads/Documents/Publications/3188394_1.pdf))

At a company as large as JPMC, a "material adverse effect" is a high standard. Although there is no bright-line numeric test for materiality, the Staff has stated that an item is material if there is a "substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available." (Staff Accounting Bulletin No. 99 (Aug. 12, 1999) (available at http://www.sec.gov/interps/account/sab99.htm) (quoting TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976)) Practitioner guidance has stated that a company determining whether disclosure is triggered under Item 402(s) "will need to take into account the risk's potential severity, probability, timing and associated cost, as it is reasonably likely to affect the company as a whole." (Cooley Client Alert, supra)

JPMC argues that the Staff has found that the existence of a threshold or materiality carveout does not prevent an existing regulatory requirement from substantially implementing a shareholder proposal. The Eastman Kodak determination on which JPMC relies, however, did not concern senior executive compensation. There may be a logic to holding that a de minimis threshold, such as that found in the environmental disclosure requirement at issue in Eastman Kodak, does not prevent substantial implementation of a proposal asking for disclosure of all environmental fines regardless of amount. But in the case of senior executive compensation, shareholders have often used the shareholder proposal process to express disapproval of policies or practices—including generous severance payments, tax gross-ups and post-death benefits—that are not reasonably likely to have a material adverse effect on a company but nonetheless raise important corporate governance concerns.

Third, even if disclosure is triggered by the presence of compensation policies and practices that are reasonably likely to have a material adverse effect on the company, the substance of the required disclosure deviates significantly from the disclosure requested in the Proposal. Item 402(s) provides a non-exclusive list of issues a company may need to address if disclosure is triggered; although companies may not limit themselves to these issues, all of the examples focus specifically on various aspects of compensation "policies and practices." None asks for disclosure on the company's response to broader risks created by high levels of pay, including reputational risks.

The Proposal, by contrast, focuses on the risks themselves, asking for analysis and disclosure by an independent board committee of the ways in which JPMC is responding to risks created by high pay levels. This disclosure, then, would be far broader than the

much more technical matters related to compensation policies and practices themselves addressed in Item 402(s).

In sum, existing Commission disclosure requirements do not substantially implement the Proposal because (a) the Commission's disclosure requirements focus on the ways in which compensation policies and practices contribute to risk, rather than the ways in which a company responds to the wide range of risks—both internal and external to the company—resulting from high levels of senior executive pay; (b) there is a large gap between the Proposal and the Commission's rules because the latter requires that a "material adverse effect" on the company be "reasonably likely" in order to trigger disclosure; and (c) the disclosure itself under the Commission's rules is much narrower and more technical than the analysis and disclosure requested by the Proposal. Accordingly, JPMC has not met its burden of showing that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10).

<u>The Proposal Does Not Implicate JPMC's Ordinary Business Operations Because the Risks Created by High Levels of Senior Executive Compensation Are a Significant Social Policy Issue and the Proposal Does Not Address Legal Compliance</u>

JMPC urges that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it deals with the Company's ordinary business operations. As an initial matter, we note that the Proposal focuses on senior executive compensation, a subject the Staff has long recognized is a "significant social policy issue" transcending ordinary business. Moreover, the intense public debate over excessive executive compensation, the amount of media attention paid to the issue as well as the numerous legislative and regulatory efforts to rein in executive pay demonstrate that the social significance is not limited to specific compensation policies and practices. The total amounts paid to senior executives, and the societal consequences that flow from high pay—especially at companies that have received taxpayer assistance—implicate significant social policy issues as well.

JPMC claims that the Proposal's subject is the prosaic one of the Company's compliance with the Commission's executive compensation disclosure requirements. As discussed above, however, the Proposal's subject is not so narrow. The Proposal asks for much broader disclosure than that elicited by the Commission's rules. While the Commission's rules focus on compensation policies and practices, the Proposal asks JPMC's board to analyze and report on the risks—internal and external—created by high levels of senior executive pay and the Company's responses to those risks. Unlike the Proposal, the proposals in the each of the determinations cited by JPMC specifically asked for reporting on various types of legal compliance. In addition, the Proposal goes well beyond the Commission's rules in seeking disclosure that is not limited by a materiality threshold.

For the reasons set forth above, JPMC has not shown that it has substantially implemented the Proposal or that the Proposal deals with JPMC's ordinary business

operations. Accordingly, the Foundation respectfully asks that JPMC's request for no-action relief be denied.

* * * *

If you have any questions or need anything further, please do not hesitate to call me at (212) 787-7300. The Foundation appreciates the opportunity to be of assistance in this matter.

Very truly yours,

L. Campos

Laura Campos
Director of Shareholder Activities

cc: Martin P. Dunn
O'Melveny & Myers LLP

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

January 10, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Nathan Cummings Foundation, *et. al.*
Entitled "Compensation Risk Assessment Report"
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Nathan Cummings Foundation, the Northwest Women Religious Investment Trust, the Sisters of the Holy Names of Jesus and Mary, Benedictine Sisters of Mount St. Scholastica, Benedictine Sisters of Monasterio Pan de Vida, and the Schuyler B. Crawford Trust (collectively, the ***"Proponent"***) from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the "***2012 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the representative of the Proponent, Laura Campos, Director of Shareholder Activities, Nathan Cummings Foundation.

A copy of the Proposal and Supporting Statement, the cover letters submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.[1]

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (October 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@omm.com, and to Laura Campos, as the representative of the Proponent, at laura.campos@nathancummings.org.

I. SUMMARY OF THE PROPOSAL

On December 1, 2011, the Company received a letter from the Nathan Cummings Foundation containing the Proposal for inclusion in the Company's 2012 Proxy Materials. The Company received similar letters from the other co-filers containing the Proposal for inclusion in the Company's 2012 Proxy Materials on December 5, 2011. The Proposal reads as follows:

> "RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012."

II. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(10), as the Company has substantially implemented the Proposal; and
- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations.

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1 We note that copies of both Rule 14a-8 and Staff Legal Bulletin No. 14F were included with each notice of deficiency required pursuant to Rules 14a-8(b) and (f) from the Company. Because no procedural basis for exclusion is asserted in this request, such copies are not included in Exhibit A.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(10), as the Company has Substantially Implemented the Proposal Through its Proxy Statement and Form 10-K Filings

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal," which does not require a proposal to be implemented in full or precisely as presented. *See Exchange Act Release* No. 20091 (August 16, 1983). The exclusion set forth in Rule 14a-8(i)(10) is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *See Exchange Act Release* No. 12598 (July 7, 1976) (regarding the predecessor to Rule 14a-8(i)(10)). The Staff has stated that a proposal is considered substantially implemented when the company's practices are deemed consistent with the "intent of the proposal." *Aluminum Company of America* (January 16, 1996). Similarly, the Staff has expressed the view that a proposal is substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). Accordingly, even if a company has not implemented every detail of a proposal, the proposal may still be excluded where the company has substantially implemented it.

The Staff has consistently concurred with the view that a company may omit a proposal because it has been substantially implemented through compliance with applicable laws and regulations. *See, e.g., Verizon Communications Inc.* (February 21, 2007) (concurring in the omission of a proposal that the company disclose relationships between each independent director and the company that the board considered when determining each such director's independence as substantially implemented because Item 407 of Regulation S-K requires disclosure of the independence of director nominees and the transactions considered by board in reaching that conclusion); *King Pharmaceuticals Inc.* (March 17, 2010) (concurring in the omission of a proposal that the board amend the company bylaws to give holders of 10% of company's common stock power to call special shareholder meetings as substantially implemented because under relevant state law 10% shareholders already have authority to call special meetings); *and Johnson & Johnson* (February 17, 2006) (concurring in the omission of a proposal that required the company to verify the employment eligibility of current and future employees and to terminate any employee not authorized to work in the United States as substantially implemented on the basis that the company already was required to take such actions under federal law).

Here, the Proposal calls for a committee of independent Company directors to report to shareholders "how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation." Item 402(s) of Regulation S-K currently requires the Company to provide disclosure regarding its "compensation policies and practices as they relate to [its] risk management." The nature of the "risks" that may require disclosure under Item 402(s) is not limited -- Item 402(s) relates to all risks, including reputational risks. Item 402(s) requires disclosure of "the [Company's] policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and

risk-taking incentives" if those compensation policies and practices are reasonably likely to result in a material adverse effect on the Company. This disclosure requirement was tailored to "elicit disclosure about incentives in the company's compensation policies and practices *that would be most relevant to investors*." (emphasis added) *See Exchange Act Release* No. 61175 (February 28, 2010). Further, as the Commission stated in footnote 38 to *Exchange Act Release* No. 61175, "...to the extent that risk considerations are a material aspect of the company's compensation policies or decisions for named executive officers, the company is required to discuss them as part of its [Compensation Discussion and Analysis] under the current rules." (Compensation Discussion and Analysis henceforth referred to as ***"CD&A"***.)

The Commission's rules require the disclosure specified in Item 402(s) with regard to all employees, including senior executives. Further, as discussed above, with regard to named executive officers, the Commission has stated that this same disclosure is required to be included in a company's CD&A. Accordingly, the Company's board is required to assess precisely the issue presented in the Proposal -- it is required to assess the risks associated with its compensation policies and decisions. Indeed, the assessment required by Item 402(s) and the disclosure required by Item 402(b) (the CD&A requirement) relate directly to the consideration of "senior executive" level compensation sought in the Proposal. After the Company's board has completed this assessment, "to the extent that risks arising from [the Company's] compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the [Company], [the Company is required to] discuss the [Company's] policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives."

In response to Item 402(s), the Company disclosed in its 2011 Proxy Statement, filed with the Commission on April 7, 2011 (the ***"2011 Proxy Statement"***), that its Compensation Committee, made up entirely of independent directors,[2] is responsible for reviewing the Company's compensation practices and the relationship among risk, risk management and compensation in light of the Company's objectives -- including overseeing reputational risk issues implicated by the Company's compensation policies. The Company also discussed its full compensation principles and practices with regard to named executive officers in depth as part of its CD&A disclosure. Specifically, the Company stated that it has designed its compensation principles and practices to encourage and reward a shared success environment among all employees, through considering contributions "across the Firm, within business units, and at an individual level when evaluating an employee's performance." 2011 Proxy Statement at page 64. The Company's compensation principles and practices also include an emphasis on risk management practices "robust enough to deter excessive risk taking and improper risk management" and underscore the Compensation Committee's role in reviewing the Company's practices to ensure "safety and soundness and the avoidance of excessive risk." 2011 Proxy

2 Pursuant to Section 303A of the New York Stock Exchange Listing Standards, the Company's Compensation Committee is required to be comprised entirely of independent directors.

Statement at page 65. As required by Item 402(s) and Item 402(b), this emphasis on risk management applies to all risks faced by the company -- including reputational risk. A copy of excerpts from the 2011 Proxy Statement devoted to the Company's discussion of its compensation principles and practices is attached hereto as Exhibit B (highlighted portions of the exhibit specifically address the subject matter of the Proposal).

In the 2011 Proxy Statement, the Company recognized and disclosed potential reputational risk issues due to the manner in which the "recent crisis has focused attention on the incentive compensation practices in [its] industry." However, the Company duly considered such risks and stated that its "compensation philosophy, policies and practices drive accountability, are designed to link pay to performance, and balance rewards with sound business decisions and effective risk management." 2011 Proxy Statement at page 12. The Company also described the steps it has taken in recent years to mitigate risk and further its objective of sensible and sound compensation practices, including "furthering the role of risk management in [its] compensation processes and providing that the Compensation Committee now meets at least annually with one or more members of the Risk Policy Committee of the Board of Directors." 2011 Proxy Statement at page 17. In this regard, the Risk Policy Committee consists entirely of independent directors and provides oversight of the Chief Executive Officer's and senior management's responsibilities to assess and manage the Company's credit risk, market risk, interest rate risk, investment risk, liquidity risk, and reputational risk. 2011 Proxy Statement at page 6.

With regard to compensation practices, the Company also disclosed that it seeks "to maintain a set of practices and principles marked by fiscal discipline, sufficient flexibility to attract and retain talent, and attention to safety and soundness." The Company further noted its practice of refining its compensation programs as conditions change, while striving to maintain consistency in its philosophy and approach. 2011 Proxy Statement at page 10. In addition, the Company reported that, in addressing concerns regarding sensible compensation practices in 2010, the Company revised compensation practices across its business lines to adjust the mix of total compensation to provide more fixed compensation and less variable compensation going forward. 2011 Proxy Statement at page 17. These disclosures are exactly what the Proposal seeks -- how a committee of independent directors (in this case, the Compensation Committee) is responding to risks associated with compensation practices for senior executives (and other employees) at the Company.[3]

In *Eastman Kodak Company* (February 1, 1991), the Staff concurred with the view that a proposal requesting the company to disclose in its annual report all fines paid for violations of environmental laws and regulations for the previous five years could be excluded in reliance on Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10). Eastman Kodak stated the view that the

3 The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 also discusses in depth the Company's risk governance structure, including its reputation and fiduciary risk management. This disclosure is begins on page 107 of the Form 10-K, available on EDGAR at http://www.sec.gov/Archives/edgar/data/19617/000095012311019773/y86143e10vk.htm.

proposal had been substantially implemented because the company complied fully with the disclosure required by Item 103 of Regulation S-K in its periodic reports and that the disclosure requested by the proposal was already mandated (except for *de minimis* amounts) by an Instruction to that Item. In its response to Eastman Kodak, the Staff noted the Commission's adopting release regarding Item 103 stated that including a threshold (*e.g.*, monetary sanctions exceeding $100,000) "'would require disclosure of government proceedings which, while not directly involving substantial assets, are important in evaluating [a registrant's] environmental compliance and [the] impact on the [registrant's operations . . . [but] would allow omission of disclosure about immaterial government proceedings.' See Securities Act Release No. 6315 (May 4, 1981)." For this reason, the Staff expressed the view that, because Eastman Kodak "discloses all fines in accordance with Item 103, the information under the proposal (except for de minimis amounts) is currently available through public documents" and the company could, therefore, exclude the proposal from its proxy materials. *See also Wal-Mart Stores, Inc.* (March 28, 2007) (concurring with the view that a proposal urging the board to disclose in a separate report the company's relationships with its executive compensation consultants or firms, including the matters specified in the proposal, could be omitted in reliance on Rule 14a-8(i)(10) because the company represented that it would fully comply with the then-new disclosure requirement set forth in Item 407(e) of Regulation S-K in the proxy disclosures relating to its 2007 annual meeting).

Similar to the circumstances in *Eastman Kodak*, the Company has fully complied with its disclosure obligations pursuant to Item 402(s) of Regulation S-K, which requires a discussion of "the [Company's] policies and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives" only if those policies and practices are reasonably likely to result in a material adverse effect on the Company. The Company also has complied with the CD&A disclosure requirements of Item 402(b). Item 103, Item 402(b) and Item 402(s) have a materiality standard regarding the required disclosures; however, the Staff specifically considered such a standard in *Eastman Kodak* and expressed the view that disclosure of information that falls beneath a Commission-mandate materiality threshold is not necessary to "substantially implement" a proposal. The Company fully complied with the disclosure and assessment obligations of Item 402(b) and Item 402(s) of Regulation S-K in its 2011 Proxy Statement and intends to fully comply with these assessment and disclosure requirements in its 2012 Proxy Statement. Although the Company concluded that no disclosure under Item 402(s) or Item 402(b) was required to be included in the 2011 Proxy Statement, the Company nonetheless determined to provide the disclosure referenced above. Pursuant to Item 402(s) and Item 402(b), an annual assessment of the Company's policies and practices regarding compensating its employees (including senior executive officers) relating to risk management practices (including reputational risks) is required to be undertaken and disclosure of that assessment, consistent with the requirements the Commission has adopted, is required to be provided to shareholders annually. As noted above, the Commission requires that this disclosure be provided if the Compensation Committee determines that such policies and practices are reasonably likely to result in a material adverse effect on the Company -- as the Commission stated, it adopted this materiality threshold because it believed that standard was appropriate to "elicit disclosure about incentives in the company's compensation policies and practices *that*

would be most relevant to investors." (emphasis added) *See Exchange Act Release* No. 61175 (February 28, 2010).

As discussed above, in compliance with Item 402(s) and Item 402(b) of Regulation S-K, (i) a committee of independent directors of the Company's board (ii) assesses the goals and operational objectives of the Company's compensation structure through a robust risk management framework each year and (iii) provides substantial disclosure as to the relationship of the Company's compensation policies and practices to risk management, including reputational risk. As such, the assessment sought by the Proposal is undertaken annually as a means to satisfy the Commission's disclosure requirements and the information that would be included in the report requested in the Proposal is provided annually to shareholders in accordance with the Commission's disclosure requirements. Accordingly, the Proposal has been substantially implemented and the Company believes it may properly omit the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(10).

C. *The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as it Deals With Matters Relating to the Company's Ordinary Business Operations*

A company is permitted to omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In *Exchange Act Release* No. 40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The fact that a proposal seeks a report from a company's board of directors (instead of a direct action) is immaterial to these determinations -- a shareholder proposal that calls on the board of directors to issue a report to shareholders is excludable under Rule 14a-8(i)(7) as relating to an ordinary business matter if the subject matter of the report relates to the company's ordinary business operations. *See Exchange Act Release* No. 20091 (August 16, 1983). Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

In Staff Legal Bulletin No. 14E (October 27, 2009) (***"SLB 14E"***), the Staff set forth a new position regarding its analysis of proposals seeking reports regarding risk-related matters. In SLB 14E, the Staff stated that it would evaluate these proposals by looking to the subject

matter of the report and determining "whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company." As discussed below, the Proposal clearly relates to the Company's ordinary business operations as it addresses the manner in which the Company complies with the Commission's disclosure requirements.

The Proposal seeks a committee of independent directors to assess how the Company is responding to risks associated with compensation practices for the Company's senior executive officers and "report to shareholders." However, as discussed in Section II.B above, the Company is already subject to requirements on this very topic. Specifically, the Commission's rules require the Company to discuss its policies and practices of compensating employees as they relate to risk management practices, if such policies and practices are reasonably likely to have a material adverse effect on the Company -- for example, if such practices were reasonably likely to result in a material adverse effect on the reputation of the Company (disclosure specifically sought by the Proposal).[4] In addition, Item 402(s) provides specific examples of the types of disclosure that a registrant should consider addressing, if disclosure is required, including:

- The general design philosophy of the registrant's compensation policies and practices for employees whose behavior would be most affected by the incentives established by the policies and practices, as such policies and practices relate to or affect risk taking by employees on behalf of the registrant, and the manner of their implementation;

- The registrant's risk assessment or incentive considerations, if any, in structuring its compensation policies and practices or in awarding and paying compensation;

- How the registrant's compensation policies and practices relate to the realization of risks resulting from the actions of employees in both the short term and the long term, such as through policies requiring claw backs or imposing holding periods;

- The registrant's policies regarding adjustments to its compensation policies and practices to address changes in its risk profile;

- Material adjustments the registrant has made to its compensation policies and practices as a result of changes in its risk profile; and

- The extent to which the registrant monitors its compensation policies and practices to determine whether its risk management objectives are being met with respect to incentivizing its employees.

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4 As noted above, the Company is required by the listing standards of the New York Stock Exchange to have a Compensation Committee comprised solely of independent directors. The Company currently complies with this listing requirement. Further, the Board of Directors, through the Compensation Committee, oversees the Company's compensation programs and regular reviews financial performance, risk management and incentive compensation.

The Company's compliance with this disclosure requirement is an ordinary business matter, consistent with a long line of Staff precedent recognizing that a proposal addressing a company's compliance with state or federal laws and regulations is a matter relating to its ordinary business operations for purposes of Rule 14a-8(i)(7). *See, e.g., Yum! Brands, Inc.* (March 5, 2010) (concurring in the omission of a proposal seeking management verification of the employment legitimacy of all employees in reliance on Rule 14a-8(i)(7) because it concerned the company's legal compliance program); *Johnson & Johnson* (February 22, 2010) (same); *FedEx Corporation* (July 14, 2009) (concurring in the omission of a proposal seeking establishment of a committee to prepare a report on the company's compliance with state and federal laws governing proper classification of employees and independent contractors in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program); *The AES Corporation* (March 13, 2008) (concurring in the omission of a proposal seeking an independent investigation of management's involvement in the falsification of environmental reports in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program); *and Coca-Cola Company* (January 9, 2008) (concurring in the omission of a proposal seeking adoption of a policy to publish an annual report on the comparison of laboratory tests of the company's product against national laws and the company's global quality standards in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program).

In *CET Services, Inc.* (March 28, 2006), the Staff concurred with the company's view that a proposal requiring the company to release a copy of a report filed with the American Stock Exchange regarding the company's compliance with the exchange's listing standards could be excluded in reliance on Rule 14a-8(i)(7), as relating to ordinary business. Specifically, the company asserted that its efforts to comply with AMEX listing requirements were confidential and not required to be reported by any regulation and, as such, the decision of whether to voluntarily publish such report was ordinary business. Additionally, in *Refac* (March 27, 2002), the Staff concurred with the view that a proposal requesting that the board of directors take the necessary steps to change the public accounting firm engaged for the annual independent audit and to amend and improve corporate disclosure practices could be omitted in reliance on Rule 14a 8(i)(7), as relating (in part) to "the disclosure of ordinary business matters."

Similar to the precedent discussed above, Commission regulations specifically require the Company to provide disclosure on the very topic of the Proposal. To comply with this Commission requirement, the Company undertakes an annual assessment of the subject matter of the Proposal and provides the required disclosure relating to that topic in its proxy statement and Form 10-K.[5] Accordingly, the manner in which the Company complies with this Commission requirement is an ordinary business matter for purposes of Rule 14a-8(i)(7).

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5 The manner in which the Company undertakes this assessment and the disclosure it provides is discussed in Section II.B, above.

Based on the foregoing analysis, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal from its 2012 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Laura Campos
Director of Shareholder Activities
Nathan Cummings Foundation

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

THE · NATHAN · CUMMINGS · FOUNDATION

RECEIVED BY THE

DEC 02 2011

OFFICE OF THE SECRETARY

December 1, 2011

Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
Office of the Secretary, 38th Floor
New York, New York 10017-2070

Dear Mr. Horan:

The Nathan Cummings Foundation is an endowed institution with approximately $405 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches significant environmental, social and governance issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in the JPMorgan Chase & Co. proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate an indication in the proxy statement that the Nathan Cummings Foundation is the primary proponent of this resolution. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of JPMorgan Chase & Co. stock. Verification of this ownership, provided by Northern Trust, our custodian bank, will follow under separate cover. We have continuously held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact Laura Campos at (212) 787-7300. Thank you for your time.

Sincerely,

L. Campos

Laura Campos
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

WHEREAS:

Income inequality is a growing problem in the United States. According to the U.S. Census Bureau, in 2010, 46.2 million Americans lived in poverty—including more than 1 out of every 5 American children. (http://www.census.gov/hhes/www/poverty/data/incpovhlth/2010/highlights.html) Many in America's once robust middle class are now struggling to make ends meet.

While the bottom 99 percent of Americans face increasingly tough times, the share of income going to the top 1 percent, especially the top 0.1 percent, continues to grow. An October 2011 report from the Congressional Budget Office found that in 1979, the top 1 percent received about the same share of income as the bottom 20 percent; in 2007 the top 1 percent received more income than the bottom 40 percent combined. (http://www.cbo.gov/doc.cfm?index=12485) According to the economist Joseph Stiglitz, the richest 1 percent of Americans now takes in nearly a quarter of our nation's income. (http://www.vanityfair.com/society/features/2011/05/top-one-percent-201105)

The compensation packages of Chief Executive Officers and other senior executives play a significant part in the growing income inequality in the United States. A 2010 working paper by professors at Williams College and Indiana University, entitled "Jobs and Income Growth of Top Earners and the Causes of Changing Income Inequality", found that executives, managers, supervisors, and financial professionals account for about 60 percent of the top 0.1 percent of income earners in recent years, and about 70 percent of the increase in the share of national income going to the top 0.1 percent. (http://ideas.repec.org/p/wil/wileco/2010-24.html)

Growing income inequality and the level of senior executive compensation at JPMorgan Chase & Co.—the Company's Chief Executive Officer was given $20.8 million in total compensation for 2010, roughly 420 times the real median household income in 2010—combined with its perceived role in the 2008 financial crisis, has focused public ire on the Company. (http://www.census.gov/newsroom/releases/archives/income_wealth/cb11-157.html) The Occupy movement, with its focus on the inequalities between the extreme wealth of the top 1 percent and the struggles of the other 99 percent of society, held demonstrations outside of our Company's offices. Our Company has also been a primary focus of the Move Your Money project, a campaign that aims to encourage divestment from Wall Street banks. (http://moveyourmoneyproject.org/our-story)

A Watson Wyatt survey conducted before the 2008 financial crisis found that 85 percent of institutional investors believed that the prevalent executive compensation system in the United States was damaging to Corporate America's image. A separate Watson Wyatt survey of 50 directors serving on corporate boards found that 61 percent believed that most executives were dramatically overpaid and 79 percent believed the executive pay model had damaged Corporate America's image. (http://www.watsonwyatt.com/render.asp?catid=1&id=16180)

RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

RECEIVED BY THE

DEC 02 2011

OFFICE OF THE SECRETARY

December 1, 2011

Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
Office of the Secretary, 38th Floor
New York, New York 10017-2070

Dear Mr. Horan:

This letter verifies that the Nathan Cummings Foundation held 6,861 shares of common stock of JPMorgan Chase & Co. as of December 1, 2011. As of December 1, 2011, the Nathan Cummings Foundation had continuously held at least $2,000 worth of these shares of JPMorgan Chase & Co. stock for at least one year. The Foundation intends to continue to hold at least $2,000 worth of these shares at the time of your next annual meeting.

The Northern Trust Company, a participant in the Depository Trust Company ("DTC"), serves as custodian and record holder for the Nathan Cummings Foundation. The above-mentioned shares are registered in a nominee name of the Northern Trust through DTC Account #2669.

Sincerely,

Frank Fauser
Vice President

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 6, 2011

Ms. Laura Campos
Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue, 14th Floor
New York, NY 10018

Dear Ms. Campos:

This will acknowledge receipt of a letter dated December 1, 2011, whereby you advised JPMorgan Chase & Co. of the intention of The Nathan Cummings Foundation to submit a proposal to be voted upon at our 2012 Annual Meeting. The proposal requests a report on an assessment of risk associated with senior executive compensation.

Sincerely,

AJHoran

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com
JPMorgan Chase & Co.

85736602

PEACE
CSJP

Sisters of Saint Joseph of Peace

1663 Killarney Way P.O. Box 248 Bellevue, WA 98009-0248
425-451-1770 FAX 425-462-9760

December 5, 2011

RECEIVED BY THE
DEC 06 2011
OFFICE OF THE SECRETARY

Anthony J. Horan, Secretary
JP Morgan Chase & Company
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Horan,

As faith based shareholders the members of the Northwest Women Religious Investment Trust have grave concerns about the excessive levels of executive compensation which we believe contribute to the growing disparity of wealth and privilege in our world.

Therefore, the Northwest Women Religious Investment Trust is co-filing the enclosed resolution with the Nathan Cummings Foundation for inclusion in the JP Morgan Chase & Company 2012 proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC Rules.

The Northwest Women Religious Investment Trust has held over $2,000 worth of JP Morgan Chase & Company shares during the last year and will continue to hold $2,000 worth of stock through the 2012 stockholder meeting. A letter verifying ownership is enclosed.

For matters pertaining to this resolution, please contact Laura Campos who represents the Nathan Cummings Foundation, the primary filer of this resolution. Her contact information is: 212.787.7300.

Sincerely,

Deborah R. Fleming

Deborah R. Fleming
Chair, Northwest Women Religious Investment Trust

Encl: Shareholder Resolution
Verification of Ownership

Committed to Peace through Justice since 1884

WHEREAS:

Income inequality is a growing problem in the United States. According to the U.S. Census Bureau, in 2010, 46.2 million Americans lived in poverty—including more than 1 out of every 5 American children. (http://www.census.gov/hhes/www/poverty/data/incpovhlth/2010/highlights.html) Many in America's once robust middle class are now struggling to make ends meet.

While the bottom 99 percent of Americans face increasingly tough times, the share of income going to the top 1 percent, especially the top 0.1 percent, continues to grow. An October 2011 report from the Congressional Budget Office found that in 1979, the top 1 percent received about the same share of income as the bottom 20 percent; in 2007 the top 1 percent received more income than the bottom 40 percent combined. (http://www.cbo.gov/doc.cfm?index=12485) According to the economist Joseph Stiglitz, the richest 1 percent of Americans now takes in nearly a quarter of our nation's income. (http://www.vanityfair.com/society/features/2011/05/top-one-percent-201105)

The compensation packages of Chief Executive Officers and other senior executives play a significant part in the growing income inequality in the United States. A 2010 working paper by professors at Williams College and Indiana University, entitled "Jobs and Income Growth of Top Earners and the Causes of Changing Income Inequality", found that executives, managers, supervisors, and financial professionals account for about 60 percent of the top 0.1 percent of income earners in recent years, and about 70 percent of the increase in the share of national income going to the top 0.1 percent. (http://ideas.repec.org/p/wil/wileco/2010-24.html)

Growing income inequality and the level of senior executive compensation at JPMorgan Chase & Co.—the Company's Chief Executive Officer was given $20.8 million in total compensation for 2010, roughly 420 times the real median household income in 2010—combined with its perceived role in the 2008 financial crisis, has focused public ire on the Company. (http://www.census.gov/newsroom/releases/archives/income_wealth/cb11-157.html) The Occupy movement, with its focus on the inequalities between the extreme wealth of the top 1 percent and the struggles of the other 99 percent of society, held demonstrations outside of our Company's offices. Our Company has also been a primary focus of the Move Your Money project, a campaign that aims to encourage divestment from Wall Street banks. (http://moveyourmoneyproject.org/our-story)

A Watson Wyatt survey conducted before the 2008 financial crisis found that 85 percent of institutional investors believed that the prevalent executive compensation system in the United States was damaging to Corporate America's image. A separate Watson Wyatt survey of 50 directors serving on corporate boards found that 61 percent believed that most executives were dramatically overpaid and 79 percent believed the executive pay model had damaged Corporate America's image. (http://www.watsonwyatt.com/render.asp?catid=1&id=16180)

RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

usbank

All of us serving you

Institutional Trust & Custody
111 SW 5th Avenue, 6th Floor
Portland, OR 97204

RECEIVED BY THE

DEC 06 2011

OFFICE OF THE SECRETARY

12/05/2011

To Whom It May Concern:

This letter is to verify that Northwest Women Religious Investment Trust owns shares worth $2,000.00 of J P Morgan Chase Co common stock. Northwest Women Religious Investment Trust owned the required amount of securities on December 5, 2011, and has continuously owned the securities for at least 12 months prior to December 5, 2011. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by U.S. Bank, N.A. who serves as custodian for Northwest Women Religious Investment Trust. The shares are registered in our nominee name (Cede & Co.) at U.S. Bank, N.A. at DTC.

Sincerely,

Debbie Millar

Debbie Millar, Vice President
U.S. Bank Institutional Trust & Custody

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 6, 2011

Ms. Deborah R. Fleming, Chair
Northwest Women Religious Investment Trust
1663 Killarney Way
PO Box 248
Bellevue WA 98009-0248

Dear Ms. Fleming

This will acknowledge receipt of a letter dated December 5, 2011, whereby you advised JPMorgan Chase & Co. of the intention of the Northwest Women Religious Investment Trust to co-sponsor a proposal to be voted upon at our 2012 Annual Meeting. The proposal requests a report on an assessment of risk associated with senior executive compensation.

Sincerely,

cc: Laura Campos

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com
JPMorgan Chase & Co.

85749548

Sisters of the Holy Names of Jesus and Mary
Finance Office • U.S.-Ontario Administrative Centre

RECEIVED BY THE
DEC 06 2011
OFFICE OF THE SECRETARY

December 5, 2011

Anthony J. Horan, Secretary
JP Morgan Chase & Company
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Horan,

As religious shareholders it is important to the Sisters of the Holy Names of Jesus and Mary that the companies that we invest in provide visible leadership on ethical, social and governance issues, such as executive compensation. We believe that is in the best interest of JP Morgan Chase & Company, its shareholders and employees that its executive pay model takes into consideration the common good of society.

Therefore, the Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province Corporation is co-filing the enclosed resolution with the Nathan Cummings Foundation for inclusion in the JP Morgan Chase & Company 2012 proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC Rules.

The Sisters of the Holy Names of Jesus and Mary U.S.-Ontario Province Corporation has held over $2,000 worth of JP Morgan Chase & Company shares during the last year and will continue to hold $2,000 worth of stock through the 2012 stockholder meeting. A letter verifying ownership is enclosed.

For matters pertaining to this resolution, please contact Laura Campos who represents the Nathan Cummings Foundation, the primary filer of this resolution. Her contact information is: 212.787.7300.

Sincerely,

Sister Mary Ellen Holohan, snjm

Sister Mary Ellen Holohan, SNJM
President

Encl: Shareholder Resolution
Verification of Ownership

P.O. Box 398, Marylhurst, OR 97036 • (503) 675-7100 • FAX (503) 675-7138 • *Toll-free* 1 (877) 296-7100

WHEREAS:

Income inequality is a growing problem in the United States. According to the U.S. Census Bureau, in 2010, 46.2 million Americans lived in poverty—including more than 1 out of every 5 American children. (http://www.census.gov/hhes/www/poverty/data/incpovhlth/2010/highlights.html) Many in America's once robust middle class are now struggling to make ends meet.

While the bottom 99 percent of Americans face increasingly tough times, the share of income going to the top 1 percent, especially the top 0.1 percent, continues to grow. An October 2011 report from the Congressional Budget Office found that in 1979, the top 1 percent received about the same share of income as the bottom 20 percent; in 2007 the top 1 percent received more income than the bottom 40 percent combined. (http://www.cbo.gov/doc.cfm?index=12485) According to the economist Joseph Stiglitz, the richest 1 percent of Americans now takes in nearly a quarter of our nation's income. (http://www.vanityfair.com/society/features/2011/05/top-one-percent-201105)

The compensation packages of Chief Executive Officers and other senior executives play a significant part in the growing income inequality in the United States. A 2010 working paper by professors at Williams College and Indiana University, entitled "Jobs and Income Growth of Top Earners and the Causes of Changing Income Inequality", found that executives, managers, supervisors, and financial professionals account for about 60 percent of the top 0.1 percent of income earners in recent years, and about 70 percent of the increase in the share of national income going to the top 0.1 percent. (http://ideas.repec.org/p/wil/wileco/2010-24.html)

Growing income inequality and the level of senior executive compensation at JPMorgan Chase & Co.—the Company's Chief Executive Officer was given $20.8 million in total compensation for 2010, roughly 420 times the real median household income in 2010—combined with its perceived role in the 2008 financial crisis, has focused public ire on the Company. (http://www.census.gov/newsroom/releases/archives/income_wealth/cb11-157.html) The Occupy movement, with its focus on the inequalities between the extreme wealth of the top 1 percent and the struggles of the other 99 percent of society, held demonstrations outside of our Company's offices. Our Company has also been a primary focus of the Move Your Money project, a campaign that aims to encourage divestment from Wall Street banks. (http://moveyourmoneyproject.org/our-story)

A Watson Wyatt survey conducted before the 2008 financial crisis found that 85 percent of institutional investors believed that the prevalent executive compensation system in the United States was damaging to Corporate America's image. A separate Watson Wyatt survey of 50 directors serving on corporate boards found that 61 percent believed that most executives were dramatically overpaid and 79 percent believed the executive pay model had damaged Corporate America's image. (http://www.watsonwyatt.com/render.asp?catid=1&id=10190)

RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

RECEIVED BY THE

DEC 06 2011

OFFICE OF THE SECRETARY

December 5, 2011

To Whom It May Concern:

This letter is to verify that Sisters of the Holy Names of Jesus and Mary owns 6,390 shares of JP Morgan Chase & CO stock (CUSIP 46625H100). Sisters of the Holy Names of Jesus and Mary has owned the required amount of securities continuously for at least 12 months prior to December 5, 2011. At least the minimum number of shares required will continue to be held through the time of the company's next annual meeting.

This security is currently held by the BNY Mellon who serves as custodian for the Sisters of the Holy Names of Jesus and Mary. The shares are registered in our nominee name at The BNY Mellon.

Please contact me if you have any questions at 412-234-7923.

Thank You,

Robert D. Porco
Client Service Officer

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 6, 2011

Sister Mary Ellen Holohan, SNJM
President
Sisters of Holy Names of Jesus and Mary
PO Box 398
Marylhurst, OR 97036

Dear Sister Mary Ellen

This will acknowledge receipt of a letter dated December 5, 2011, whereby you advised JPMorgan Chase & Co. of the intention of Sisters of Holy Names of Jesus and Mary to co-sponsor a proposal to be voted upon at our 2012 Annual Meeting. The proposal requests a report on an assessment of risk associated with senior executive compensation.

Sincerely,

cc: Laura Campos

270 Park Avenue, New York, New York 10017-2070
85744362 Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com
JPMorgan Chase & Co.

RECEIVED BY THE

DEC 08 2011

OFFICE OF THE SECRETARY

Mount St. Scholastica

Benedictine Sisters

December 6, 2011

Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017- 2070

Dear Mr. Horan:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on Executive Compensation. In brief, the proposal states: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Nathan Cummings Foundation. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 2615 shares of JPMORGAN CHASE stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Laura Campos of Nathan Cummings Foundation who can be reached at 212-787- 7300 x 3615 or at laura.campos@nathancummings.org. If agreement is reached, Laura Campos as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple, OSB

Lou Whipple, Business Manager

WHEREAS:
Income inequality is a growing problem in the United States. According to the U.S. Census Bureau, in 2010, 46.2 million Americans lived in poverty—including more than 1 out of every 5 American children. (http://www.census.gov/hhes/www/poverty/data/ incpovhlth/2010/highlights.html) Many in America's once robust middle class are now struggling to make ends meet.

While the bottom 99 percent of Americans face increasingly tough times, the share of income going to the top 1 percent, especially the top 0.1 percent, continues to grow. An October 2011 report from the Congressional Budget Office found that in 1979, the top 1 percent received about the same share of income as the bottom 20 percent; in 2007 the top 1 percent received more income than the bottom 40 percent combined. (http://www.cbo.gov/ doc.cfm?index=12485) According to the economist Joseph Stiglitz, the richest 1 percent of Americans now takes in nearly a quarter of our nation's income. (http://www.vanityfair.com/society/features/2011/05/top-one-percent-201105)

The compensation packages of Chief Executive Officers and other senior executives play a significant part in the growing income inequality in the United States. A 2010 working paper by professors at Williams College and Indiana University, entitled "Jobs and Income Growth of Top Earners and the Causes of Changing Income Inequality", found that executives, managers, supervisors, and financial professionals account for about 60 percent of the top 0.1 percent of income earners in recent years, and about 70 percent of the increase in the share of national income going to the top 0.1 percent. (http://ideas.repec.org/p/wil/wileco/2010-24.html)
Growing income inequality and the level of senior executive compensation at JPMorgan Chase & Co.—the Company's Chief Executive Officer was given $20.8 million in total compensation for 2010, roughly 420 times the real median household income in 2010—combined with its perceived role in the 2008 financial crisis, has focused public ire on the Company. (http://www.census.gov/newsroom/releases/archives/income_wealth/ cb11-157.html) The Occupy movement, with its focus on the inequalities between the extreme wealth of the top 1 percent and the struggles of the other 99 percent of society, held demonstrations outside of our Company's offices. Our Company has also been a primary focus of the Move Your Money project, a campaign that aims to encourage divestment from Wall Street banks. (http://moveyourmoneyproject.org/our-story)
A Watson Wyatt survey conducted before the 2008 financial crisis found that 85 percent of institutional investors believed that the prevalent executive compensation system in the United States was damaging to Corporate America's image. A separate Watson Wyatt survey of 50 directors serving on corporate boards found that 61 percent believed that most executives were dramatically overpaid and 79 percent believed the executive pay model had damaged Corporate America's image. (http://www.watsonwyatt.com/render.asp?catid=1&id=16180)

RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

Merrill Lynch
Wealth Management

Bank of America Corporation

RECEIVED BY THE

DEC 09 2011

OFFICE OF THE SECRETARY

December 6, 2011

Anthony J. Horan
Secretary
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

RE: Mt St Scholastica,*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Horan,

As of December 6, 2011 Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 2615 shares of J.P. Morgan Chase & Co common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N. Rock Road Ste 200 • Wichita, KS 67226 • Tel: 800.777.3993

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

ASSET TYPE	DELIVERY INSTRUCTIONS
Checks and re-registration papers for cash and margin accounts **Cash transfers** between retirement accounts	Make checks payable to: Merrill Lynch, Pierce, Fenner & Smith Incorporated as custodian FAO/FBO Client Name Merrill Lynch Account Number Branch may affix office label here. If no label, mail to: Merrill Lynch Attn: Cash Management 4803 Deer Lake Drive West Jacksonville FL 32246-6485 Do not send physical certificates to this address.
All DTC-Eligible Securities	Deliver to DTC Clearing 0161 vs. Payment 5198 vs. Receipt-free
Physical delivery of securities	DTC New York Window 55 Water Street Concourse Level, South Building New York, NY 10041
Federal Settlements All Custody US Treasuries (Bonds, Bills, Notes, Agencies) **Federal Book-Entry Mortgage** All MBS products (FHLMC, FNMA, GNMA, MO, etc.)	BK OF NYC/MLGOV ABA Number: 021000018 Further credit to client name and Merrill Lynch account number
Federal Wire Funds	Bank of America, N.A. 100 West 33rd Street New York, NY 10001 ABA Number: 026009593 SWIFT Address for International Banks: BOFAUS3N Account Number: *** FISMA & OMB Memorandum M-07-16 *** Name: Merrill Lynch Pierce Fenner and Smith, New York, NY Reference: Merrill Lynch 8-digit account number and account title
Limited Partnerships	Merrill Lynch Attn: Limited Partnerships Operations 101 Hudson Street Jersey City, NJ 07302

RECEIVED BY THE

DEC 09 2011

OFFICE OF THE SECRETARY

CODE 1566

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 9, 2011

Mr. Lou Whipple
Benedictine Sisters of Mount St. Scholastica
801 S. 8th Street
Atchison KS 66002

Dear Mr. Whipple:

This will acknowledge receipt of a letter dated December 6, 2011, whereby you advised JPMorgan Chase & Co. of the intention of the Benedictine Sisters of Mount St. Scholastica to co-sponsor a proposal to be voted upon at our 2012 Annual Meeting. The proposal requests a report on an assessment of risk associated with senior executive compensation.

Sincerely,

Horan

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com
JPMorgan Chase & Co.

85830752

Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México
Tel./Fax (52) (871) 720-04-48
e-mail: monasterio@pandevidaosb.com
www.pandevidaosb.com

RECEIVED BY THE

DEC 08 2011

OFFICE OF THE SECRETARY

December 6, 2011

Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017- 2070

Dear Mr. Horan:

I am writing you on behalf of Benedictine Sisters of Monasteria Pan de Vida to co-file the stockholder resolution on Executive Compensation. In brief, the proposal states: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Nathan Cummings Foundation. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 129 shares of JPMORGAN CHASE stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Laura Campos of Nathan Cummings Foundation who can be reached at 212-787- 7300 x 3615 or at laura.campos@nathancummings.org. If agreement is reached, Laura Campos as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Rose Marie Stallbaumer OSB

Rose Marie Stallbaumer, Investment Director

Calle Tenocntitlán No. 501 Col. Las Carolinas Torreón, Coahuila, Méx. C.P. 27040

WHEREAS:
Income inequality is a growing problem in the United States. According to the U.S. Census Bureau, in 2010, 46.2 million Americans lived in poverty—including more than 1 out of every 5 American children. (http://www.census.gov/hhes/www/poverty/data/ incpovhlth/2010/highlights.html) Many in America's once robust middle class are now struggling to make ends meet.

While the bottom 99 percent of Americans face increasingly tough times, the share of income going to the top 1 percent, especially the top 0.1 percent, continues to grow. An October 2011 report from the Congressional Budget Office found that in 1979, the top 1 percent received about the same share of income as the bottom 20 percent; in 2007 the top 1 percent received more income than the bottom 40 percent combined. (http://www.cbo.gov/ doc.cfm?index=12485) According to the economist Joseph Stiglitz, the richest 1 percent of Americans now takes in nearly a quarter of our nation's income. (http://www.vanityfair.com/society/features/2011/05/top-one-percent-201105)

The compensation packages of Chief Executive Officers and other senior executives play a significant part in the growing income inequality in the United States. A 2010 working paper by professors at Williams College and Indiana University, entitled "Jobs and Income Growth of Top Earners and the Causes of Changing Income Inequality", found that executives, managers, supervisors, and financial professionals account for about 60 percent of the top 0.1 percent of income earners in recent years, and about 70 percent of the increase in the share of national income going to the top 0.1 percent. (http://ideas.repec.org/p/wil/wileco/2010-24.html)
Growing income inequality and the level of senior executive compensation at JPMorgan Chase & Co.—the Company's Chief Executive Officer was given $20.8 million in total compensation for 2010, roughly 420 times the real median household income in 2010—combined with its perceived role in the 2008 financial crisis, has focused public ire on the Company. (http://www.census.gov/newsroom/releases/archives/income_wealth/ cb11-157.html) The Occupy movement, with its focus on the inequalities between the extreme wealth of the top 1 percent and the struggles of the other 99 percent of society, held demonstrations outside of our Company's offices. Our Company has also been a primary focus of the Move Your Money project, a campaign that aims to encourage divestment from Wall Street banks. (http://moveyourmoneyproject.org/our-story)
A Watson Wyatt survey conducted before the 2008 financial crisis found that 85 percent of institutional investors believed that the prevalent executive compensation system in the United States was damaging to Corporate America's image. A separate Watson Wyatt survey of 50 directors serving on corporate boards found that 61 percent believed that most executives were dramatically overpaid and 79 percent believed the executive pay model had damaged Corporate America's image. (http://www.watsonwyatt.com/render.asp?catid=1&id=16180)

RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

Merrill Lynch
Wealth Management
Bank of America Corporation

RECEIVED BY THE
DEC 09 2011
OFFICE OF THE SECRETARY

December 6, 2011

Anthony J. Horan
Secretary
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

RE: Benedictine Sisters of Monasterio Pan de Vida, TIN# *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Horan,

As of December 6, 2011, the Benedictine Sisters of Monasterio Pan de Vida held in the Torreon Mission Account and has held continuously for at least one year, 129 shares of J.P. Morgan Chase & Co. common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

ASSET TYPE	DELIVERY INSTRUCTIONS
Checks and re-registration papers for cash and margin accounts **Cash transfers between retirement accounts**	Make checks payable to: Merrill Lynch, Pierce, Fenner & Smith Incorporated as custodian FAO/FBO Client Name Merrill Lynch Account Number Branch may affix office label here. If no label, mail to: Merrill Lynch Attn: Cash Management 4803 Deer Lake Drive West Jacksonville FL 32246-6485 Do not send physical certificates to this address.
All DTC-Eligible Securities	Deliver to DTC Clearing 0161 vs. Payment 5198 vs. Receipt-free
Physical delivery of securities	DTC New York Window 55 Water Street *Concourse Level, South Building* New York, NY 10041
Federal Settlements All Custody US Treasuries (Bonds, Bills, Notes, Agencies) **Federal Book-Entry Mortgage** All MBS products (FHLMC, FNMA, GNMA, MO, etc.)	BK OF NYC/MLGOV ABA Number: 021000018 Further credit to client name and Merrill Lynch account number
Federal Wire Funds	Bank of America, N.A. 100 West 33rd Street New York, NY 10001 ABA Number: 026009593 SWIFT Address for International Banks: BOFAUS3N Account Nu*** FISMA & OMB Memorandum M-07-16 *** Name: Merrill Lynch Pierce Fenner and Smith, New York, NY Reference: Merrill Lynch 8-digit account number and account title
Limited Partnerships	Merrill Lynch Attn: Limited Partnerships Operations 101 Hudson Street Jersey City, NJ 07302

[illegible]

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 9, 2011

Ms. Rose Marie Stallbaumer
Benedictine Sisters of Monasteria Pan de Vida
Calle Tenocntitlan No 501
Col. Las Carolinas
Torreon, Coahuila Mexico C.P. 27040

Dear Ms. Stallbaumer:

This will acknowledge receipt of a letter dated December 6, 2011, whereby you advised JPMorgan Chase & Co. of the intention of the Benedictine Sisters of Monasteria Pan de Vida to co-sponsor a proposal to be voted upon at our 2012 Annual Meeting. The proposal requests a report on an assessment of risk associated with senior executive compensation.

Sincerely,

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

85836839

JPMorgan Chase & Co.

TRILLIUM
Investing for a Better World

Trillium Asset Management Corporation

December 8, 2011

RECEIVED
DEC 09 2011
OFFICE OF THE SECRETARY

Anthony J. Horan
JP Morgan Chase & Company
270 Park Avenue
New York, NY 10017

Dear Mr. Horan:

We are submitting the enclosed shareholder resolution with JP Morgan Chase on behalf of our client Schuyler Crawford for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, The Schuyler B. Crawford Trust holds more than $2,000 of JPM stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2012 annual meeting. We will forward verification of the position separately.

We are filing in coordination with the Nathan Cummings Foundation. Laura S. Campos at Nathan Cummings will act as "lead" filer, but we request that you copy us on any documentation related to the proposal. The Foundation or Trillium will ensure that a representative will attend the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Please direct any communications to me at (617) 292-8026 ext. 248; Trillium Asset Management, 711 Atlantic Ave., Boston, MA 02111; or via email at salpern@trilliuminvest.com.

Please confirm receipt of this letter via email or regular mail.

Sincerely,

Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: James Dimon, Chairman and Chief Executive Officer, JP Morgan Chase & Co.
Laura S. Campos, Director of Shareholder Activities, Nathan Cummings Foundation

Enclosure

WHEREAS:

Income inequality is a growing problem in the United States. According to the U.S. Census Bureau, in 2010, 46.2 million Americans lived in poverty—including more than 1 out of every 5 American children. (http://www.census.gov/hhes/www/poverty/data/incpovhlth/2010/highlights.html) Many in America's once robust middle class are now struggling to make ends meet.

While the bottom 99 percent of Americans face increasingly tough times, the share of income going to the top 1 percent, especially the top 0.1 percent, continues to grow. An October 2011 report from the Congressional Budget Office found that in 1979, the top 1 percent received about the same share of income as the bottom 20 percent; in 2007 the top 1 percent received more income than the bottom 40 percent combined. (http://www.cbo.gov/doc.cfm?index=12485) According to the economist Joseph Stiglitz, the richest 1 percent of Americans now takes in nearly a quarter of our nation's income. (http://www.vanityfair.com/society/features/2011/05/top-one-percent-201105)

The compensation packages of Chief Executive Officers and other senior executives play a significant part in the growing income inequality in the United States. A 2010 working paper by professors at Williams College and Indiana University, entitled "Jobs and Income Growth of Top Earners and the Causes of Changing Income Inequality", found that executives, managers, supervisors, and financial professionals account for about 60 percent of the top 0.1 percent of income earners in recent years, and about 70 percent of the increase in the share of national income going to the top 0.1 percent. (http://ideas.repec.org/p/wil/wileco/2010-24.html)

Growing income inequality and the level of senior executive compensation at JPMorgan Chase & Co.—the Company's Chief Executive Officer was given $20.8 million in total compensation for 2010, roughly 420 times the real median household income in 2010—combined with its perceived role in the 2008 financial crisis, has focused public ire on the Company. (http://www.census.gov/newsroom/releases/archives/income_wealth/cb11-157.html) The Occupy movement, with its focus on the inequalities between the extreme wealth of the top 1 percent and the struggles of the other 99 percent of society, held demonstrations outside of our Company's offices. Our Company has also been a primary focus of the Move Your Money project, a campaign that aims to encourage divestment from Wall Street banks. (http://moveyourmoneyproject.org/our-story)

A Watson Wyatt survey conducted before the 2008 financial crisis found that 85 percent of institutional investors believed that the prevalent executive compensation system in the United States was damaging to Corporate America's image. A separate Watson Wyatt survey of 50 directors serving on corporate boards found that 61 percent believed that most executives were dramatically overpaid and 79 percent believed the executive pay model had damaged Corporate America's image. (http://www.watsonwyatt.com/render.asp?catid=1&id=16180)

RESOLVED: Shareholders request that a committee of independent directors of the Board assess how the Company is responding to risks, including reputational risks, associated with the high levels of senior executive compensation at our firm and report to shareholders (at reasonable cost and omitting proprietary information) by December 31, 2012.

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 14, 2011

VIA OVERNIGHT DELIVERY

Ms. Shelley Alpern
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Dear Ms. Alpern:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 9, 2011, from Trillium Asset Management on behalf of the Schuyler B. Crawford Trust (the "Trust"), as co-sponsor, the shareholder proposal requesting a report on an assessment of risk associated with senior executive compensation (the "Proposal") for consideration at JPMC's 2012 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that the Trust is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof from the Trust that is has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to JPMC.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Trust continuously held the requisite number of JPMC shares for at least one year.

- if the Trust has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Trust continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2012 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.
If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Brian

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

TRILLIUM
Investing for a Better World

Trillium Asset Management Corporation

December 22, 2011

RECEIVED BY THE
DEC 23 2011
OFFICE OF THE SECRETARY

Via FedEx

Anthony J. Horan
JP Morgan Chase & Company
270 Park Avenue
New York, NY 10017

Re: Request for verification

Dear Mr. Horan:

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from Schuyler Crawford as well as the letter from Charles Schwab Advisor Services verifying Schuyler Crawford's ownership of the position.

Please contact me if you have any questions at (617) 292-8026 ext. 248; Trillium Asset Management LLC. 711 Atlantic Ave., Boston, MA 02111; or via email at salpern@trilliuminvest.com.

Sincerely,

Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management, LLC

Cc: James Dimon, Chairman and Chief Executive Office, JP Morgan Chase & Co.
Laura S. Campos, Director of Shareholder Activities, Nathan Cummings Foundation

Enclosures

December 12, 2011

Shelley Alpern
Director of Shareholder Advocacy
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

RECEIVED BY THE

DEC 23 2011

OFFICE OF THE SECRETARY

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at JP Morgan Chase & Company.

I am the beneficial owner of more than $2,000 worth of common stock in JP Morgan Chase & Company that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2012.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Schuyler Crawford

Schuyler Crawford
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr. Orlando, FL 32810

RECEIVED BY THE
DEC 23 2011
OFFICE OF THE SECRETARY

December 21, 2011

Re: Schuyler B Crawford Trust/Account *** FISMA & OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 145 shares of common stock JP Morgan Chase and Company. These 152 shares have been held in this account continuously for one year prior to December 8, 2011.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass

Darrell Pass
Director

EXHIBIT B

DEF 14A 1 ddef14a.htm DEFINITIVE PROXY STATEMENT

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No. __)

Filed by the Registrant ☒ Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

JPMORGAN CHASE & CO.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which the transaction applies:

(2) Aggregate number of securities to which the transaction applies:

(3) Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of the transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

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JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

April 7, 2011

Dear fellow shareholders:

We are pleased to invite you to the annual meeting of shareholders to be held on May 17, 2011, at our offices at McCoy Center in Columbus, Ohio. As we have done in the past, in addition to considering the matters described in the proxy statement, we will review major developments since our last shareholders' meeting.

We hope that you will attend the meeting in person. We strongly encourage you to designate the proxies named on the proxy card to vote your shares even if you are planning to come. This will ensure that your common stock is represented at the meeting. The proxy statement explains more about proxy voting. Please read it carefully. We look forward to your participation.

Sincerely,

James Dimon
Chairman and Chief Executive Officer

JPMORGAN CHASE & CO.

Table of Contents

Notice of 2011 Annual Meeting

of Shareholders and Proxy Statement

Date: Tuesday, May 17, 2011
Time: 10:00 a.m.
Place: JPMorgan Chase McCoy Center
1111 Polaris Parkway
Columbus, Ohio 43240

Matters to be voted on:

- Election of directors
- Ratification of appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2011
- Advisory vote on executive compensation
- Advisory vote on frequency of advisory vote on executive compensation
- Approval of Amendment to Long-Term Incentive Plan
- Shareholder proposals, if they are introduced at the meeting
- Any other matters that may properly be brought before the meeting

By order of the Board of Directors

Anthony J. Horan
Secretary

April 7, 2011

Please vote promptly.

If you attend the meeting in person, you will be asked to present photo identification, such as a driver's license, and proof of ownership as of our record date March 18, 2011. See "Attending the annual meeting" at page 51.

If you hold your shares in street name and do not provide voting instructions, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. Brokers do not have discretionary authority to vote on the election of directors, the advisory vote on executive compensation, the advisory vote on frequency of advisory vote on executive compensation, the approval of amendment to the Long-Term Incentive Plan and on the shareholder proposals. See "How votes are counted" at page 50.

We have sent shareholders of record at the close of business on March 18, 2011, a Notice of Internet Availability of Proxy Materials on or about April 7, 2011. The notice contains instructions on how to access our Proxy Statement and Annual Report for the year ended December 31, 2010, via the Internet and how to vote online. Instructions on how to receive a printed copy of our proxy materials are included in the notice, as well as in the attached Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials for the 2011 Annual Meeting of Shareholders to be held on May 17, 2011. Our 2011 Proxy Statement and Annual Report for the year ended December 31, 2010, are available free of charge on our Web site at http://investor.shareholder.com/jpmorganchase/annual.cfm.

Table of Contents

Contents

Table of Contents

Proxy statement

Your vote is very important. For this reason, the Board of Directors of JPMorgan Chase & Co. (JPMorgan Chase or the Firm) is requesting that you allow your common stock to be represented at the annual meeting by the proxies named on the proxy card. This proxy statement is being sent or made available to you in connection with this request and has been prepared for the Board by our management. The proxy statement is being sent and made available to our shareholders on or about April 7, 2011.

Proposal 1 – Election of directors

Our Board of Directors has nominated 11 directors for election at this annual meeting to hold office until the next annual meeting and the election of their successors. All of the nominees are currently directors. Each has agreed to be named in this proxy statement and to serve if elected. All of the nominees are expected to attend the 2011 annual meeting.

Although we know of no reason why any of the nominees would not be able to serve, if any nominee is unavailable for election, the proxies intend

to vote your common stock for any substitute nominee proposed by the Board of Directors. The Board may also choose to reduce the number of directors to be elected, as permitted by our By-laws.

The Board's Corporate Governance and Nominating Committee (Governance Committee) is responsible for evaluating and recommending to the Board proposed nominees for election to the Board of Directors. The Governance Committee, in consultation with the Chief Executive Officer, periodically reviews the criteria for composition of the Board and evaluates potential new candidates for Board membership. The Governance Committee then makes recommendations to the Board. The Governance Committee also takes into account criteria applicable to Board committees.

As stated in the Corporate Governance Principles of the Board (Corporate Governance Principles), in determining Board nominees, the Board wishes to balance the needs for professional knowledge, business expertise, varied industry knowledge, financial expertise, and CEO-level management experience. Following these principles, the Board seeks to select nominees who combine leadership and business management experience, experience in disciplines relevant to the Firm and its businesses, and personal qualities reflecting integrity, judgment, achievement, effectiveness, and willingness to appropriately challenge management.

The Board strives to ensure diversity of representation among its members. Of the 11 director nominees, two are women and one is African-American. Increasing diversity is a priority, and when considering prospects for possible recommendation to the Board, the Governance Committee reviews available information about the experience, qualifications, attributes and skills of prospects, as well as their gender, race and ethnicity.

The Governance Committee will consider director candidates recommended for consideration by members of the Board, by management and by shareholders. Shareholders wishing to recommend to the Governance Committee a candidate for director should write to the Secretary at: JPMorgan Chase & Co., Office of the Secretary, 270 Park Avenue, New York, New York 10017.

It is the policy of the Governance Committee that candidates recommended by shareholders will be considered in the same manner as other candidates and there are no additional procedures a shareholder must undertake in order for the Governance Committee to consider such shareholder recommendations.

The Governance Committee annually leads the Board in its review and self-evaluation of the performance of the Board as a whole with a view to increasing the effectiveness of the Board.

Information about the nominees

Together the members of the Board provide the Firm with a breadth of demonstrated senior leadership and management experience in large complex organizations, global marketing, services and operations, regulated industries, wholesale and retail businesses, financial controls and reporting, compensation, governance, management succession, strategic planning and risk management. The directors bring broad and varied skills and knowledge from positions in global businesses, not-for-profit organizations and government, and diverse perspectives from a broad spectrum of industries, community activities and other factors. Each possesses the personal characteristics needed for the responsibilities of a director: each has demonstrated significant achievement in his or her endeavors, can work cooperatively and productively in the interest of all shareholders, possesses high character and integrity, devotes the necessary time to discharge his or her duties, and, for non-management directors, is independent.

The following provides biographical information regarding each of the nominees, including their specific business experience, qualifications, attributes and skills that the Board considered, in addition to their prior service on the Board, when it determined to nominate them.

Table of Contents

Unless stated otherwise, all of the nominees have been continuously employed by their present employers for more than five years. The age indicated in each nominee's biography is as of May 17, 2011, and all other biographical information is as of the date of this proxy statement. Our directors are involved in various charitable and community activities and we have listed a number of these below.

Predecessor institutions of JPMorgan Chase include Bank One Corporation and its predecessors, J.P. Morgan & Co. Incorporated and The Chase Manhattan Corporation.



Crandall C. Bowles, 63, Chairman of Springs Industries, Inc., window fashions. Director since 2006.

Ms. Bowles has been Chairman of Springs Industries, Inc., a manufacturer of window products for the home, since 1998 and a member of its board since 1978. From 1998 until 2006, she was also Chief Executive Officer of Springs Industries, Inc. Subsequent to a spinoff and merger in 2006, she was Co-Chairman and Co-CEO of Springs Global Participacoes S.A., a textile home furnishings company based in Brazil, until July 2007. Ms. Bowles is a director of Deere & Company (since 1999 and previously from 1990 to 1994) and of Sara Lee Corporation (since 2008). She previously served as a director of Wachovia Corporation (1991-1996).

Ms. Bowles graduated from Wellesley College in 1969 and earned an MBA from Columbia University in 1973. She is a trustee of the Brookings Institution and is on the governing boards of the Packard Center at Johns Hopkins, The University of North Carolina Press, The Wilderness Society, and the Global Research institute of UNC-Chapel Hill.

Ms. Bowles has extensive experience managing large complex business organizations at Springs Industries, Inc. and Springs Global Participacoes S.A. At those companies, and through her current and prior service on other public company boards, she has dealt with a wide range of issues including audit and financial reporting, risk management, executive compensation, international business, and sales and marketing of consumer products and services. Her philanthropic activities give her valuable perspective on important societal and economic issues relevant to the Firm's business.



Stephen B. Burke, 52, Chief Executive Officer of NBCUniversal, LLC and Executive Vice President of Comcast Corporation, television and entertainment. Director since 2004 and Director of Bank One Corporation from 2003 to 2004.

Mr. Burke has been Chief Executive Officer of NBCUniversal, LLC and Executive Vice President of Comcast Corporation since January 2011. He had been Chief Operating Officer of Comcast Corporation, one of the nation's leading providers of entertainment, information and communication products and services, from 2004 until 2011, and was President of Comcast Cable Communications, Inc. from 1998 until January 2010. Before joining Comcast, he served with The Walt Disney Company as President of ABC Broadcasting. Mr. Burke joined The Walt Disney Company in January 1986, where he helped to develop and found The Disney Store and helped to lead a comprehensive restructuring effort of Euro Disney S.A. Mr. Burke is a director of Berkshire Hathaway Inc. (since 2009).

Mr. Burke graduated from Colgate University in 1980 and received an MBA from Harvard Business School in 1982. He is Chairman of The Children's Hospital of Philadelphia.

Mr. Burke's roles at Comcast, ABC Broadcasting, and Euro Disney, have given him broad exposure to the challenges associated with managing a large and diverse business. In those roles he has dealt with a variety of issues including audit and financial reporting, risk management, executive compensation, sales and marketing, and technology and operations. In addition, Comcast and ABC Broadcasting have provided him with experience working in regulated industries and Euro Disney has given him international business experience.



David M. Cote, 58, Chairman and Chief Executive Officer of Honeywell International Inc., diversified technology and manufacturing. Director since 2007.

Mr. Cote is Chairman and Chief Executive Officer of Honeywell International Inc., a diversified technology and manufacturing leader, serving

customers worldwide with aerospace products and services; control technologies for buildings, homes and industry; turbochargers; and specialty materials. He was elected President and Chief Executive Officer in February 2002, and was named Chairman of the Board in July 2002. Prior to joining Honeywell, he served as Chairman, President and Chief Executive Officer of TRW Inc., which he joined in 1999 after a 25 year career with General Electric. Mr. Cote is a director of Honeywell International Inc. (since 2002) and was a director of TRW Inc. (1999-2001).

Mr. Cote graduated from the University of New Hampshire in 1976. In 2010, he was named by President Obama to serve on the bipartisan National Commission on Fiscal Responsibility and Reform. Mr. Cote was named co-chair of the U.S.-India CEO Forum by President Obama in 2009, and has served on the Forum since July 2005. Mr. Cote serves on an advisory panel to Kohlberg Kravis Roberts & Co.

At Honeywell and TRW, Mr. Cote gained experience dealing with a variety of issues relevant to the Firm's business, including audit and financial reporting, risk management, executive compensation, sales and marketing of industrial and consumer goods and services, and technology matters. He also has extensive experience in international business issues and public policy matters. His record of public service further enhances his value to the Board.

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James S. Crown, 57, President of Henry Crown and Company, diversified investments. Director since 2004 and Director of Bank One Corporation from 1991 to 2004.

Mr. Crown joined Henry Crown and Company, a privately owned investment company which invests in public and private securities, real estate and operating companies, in 1985 as Vice President and became President in 2003. Mr. Crown is a director of General Dynamics Corporation (since 1987) and of Sara Lee Corporation (since 1998).

Mr. Crown graduated from Hampshire College in 1976 and received his law degree from Stanford University Law School in 1980. Following law school, Mr. Crown joined Salomon Brothers Inc. and became a vice president of the Capital Markets Service Group in 1983. In 1985 he joined his family's investment firm. He is Chairman of the Board of Trustees for the University of Chicago Medical Center and a Trustee of the Museum of Science and Industry, The Aspen Institute, the University of Chicago and of the Chicago Symphony Orchestra. He is a member of the American Academy of Arts and Sciences.

Mr. Crown's position with Henry Crown and Company and his service on other public company boards have given him exposure to many issues encountered by the Firm's Board, including audit and financial reporting, investment management, risk management, and executive compensation. His legal training gives him enhanced perspective on legal and regulatory issues. He is experienced in investment banking and capital markets matters through his prior work experience and subsequent responsibilities. The broad range of his philanthropic activities, in the Chicago area in particular, gives him important insight into the community concerns of one of the Firm's largest markets.



James Dimon, 55, Chairman and Chief Executive Officer of JPMorgan Chase. Director since 2004 and Chairman of the Board of Bank One Corporation from 2000 to 2004.

Mr. Dimon became Chairman of the Board on December 31, 2006, and has been Chief Executive Officer and President since December 31, 2005. He had been President and Chief Operating Officer since JPMorgan Chase's merger with Bank One Corporation in July 2004. At Bank One he had been Chairman and Chief Executive Officer since March 2000. Prior to joining Bank One, Mr. Dimon had extensive experience at Citigroup Inc., the Travelers Group, Commercial Credit Company and American Express Company.

Mr. Dimon graduated from Tufts University in 1978 and received an MBA from Harvard Business School in 1982. He is a director of The College

Fund/UNCF and serves on the Board of Directors of The Federal Reserve Bank of New York, The National Center on Addiction and Substance Abuse, Harvard Business School and Catalyst. He is also on the Board of Trustees of New York University School of Medicine.

Mr. Dimon has many years of experience in the financial services business, both wholesale and retail, as well as international and domestic experience. As CEO, he is intimately familiar with all aspects of the Firm's business activities. In addition to the JPMorgan Chase merger with Bank One, he led the Firm's successful acquisition and integration of The Bear Stearns Companies Inc. and the banking operations of Washington Mutual Bank. His business experience and his service on the board of the Federal Reserve Bank of New York have given him experience dealing with government officials and agencies and insight into the regulatory process.



Ellen V. Futter, 61, President and Trustee of the American Museum of Natural History. Director since 2001 and Director of J.P. Morgan & Co. Incorporated from 1997 to 2000.

Ms. Futter became President of the American Museum of Natural History in 1993, prior to which she had been President of Barnard College since 1981. The Museum is one of the world's preeminent scientific and cultural institutions. Her career began at Milbank, Tweed, Hadley & McCloy where she practiced corporate law. Ms. Futter is a director of Consolidated Edison, Inc. (since 1997) and was previously a director of American International Group Inc. (1999-2008), Bristol-Myers Squibb Company (1999-2005), and Viacom (2006-2007).

Ms. Futter graduated from Barnard College in 1971 and earned a law degree from Columbia Law School in 1974. She is a member of the Board of Overseers and Managers of Memorial Sloan-Kettering Cancer Center, a Fellow of the American Academy of Arts and Sciences and a member of the Council on Foreign Relations. Ms. Futter is also a director of The American Ditchley Foundation and NYC & Company. She was a director of the Federal Reserve Bank of New York (1988-1993) and served as its Chairman (1992-1993).

Ms. Futter has managed large education and not-for-profit organizations, Barnard College and the American Museum of Natural History, and in that capacity, she has dealt with many complex organizational issues. Such work and her service on public company boards and the board of the Federal Reserve Bank of New York have given her experience with regulated industries, in particular the financial services industry, and with risk management, executive compensation, and audit and financial reporting. In her role at the Federal Reserve Bank of New York she also acquired valuable experience dealing with government officials and agencies. Her years of practicing corporate law give her enhanced perspective on legal and regulatory issues. Her extensive experience with philanthropic organizations provides her with insights that are relevant to the Firm's corporate responsibility initiatives.

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William H. Gray, III, 69, Co-Chairman of GrayLoeffler, LLC, consulting and advisory. Director since 2001 and Director of The Chase Manhattan Corporation from 1992 to 2000.

Mr. Gray has been Co-Chairman of GrayLoeffler, LLC (formerly Amani Group) since September 2009, having previously served as Chairman of Amani Group since August 2004. GrayLoeffler, LLC is a consulting and advisory firm. Mr. Gray was President and Chief Executive Officer of The College Fund/UNCF (educational assistance) from 1991 until he retired in 2004. He was a member of the United States House of Representatives from 1979 to 1991. Mr. Gray is a director of Dell Computer Corporation (since 2000), Pfizer Inc. (since 2000) and Prudential Financial, Inc. (since 1991). He was a director of Visteon Corporation (2000-2009).

Mr. Gray graduated from Franklin & Marshall College in 1963, where he is currently a Trustee, and received a master's degree in divinity from Drew Theological Seminary in 1966 and a master's degree in church history from Princeton Theological Seminary in 1970. He has served as a faculty member and professor of history and religion at five universities and colleges. Mr. Gray was elected as Chair of the Budget Committee of

the House of Representatives in 1985, and in 1988 he was elected as the Chairman of the Democratic Caucus. He was elected as the Majority Whip of the House of Representatives in June 1988. President Bill Clinton appointed him as the Special Advisor on Haiti in 1995. He is an Advisory Council Member of the Business Roundtable Institute for Corporate Ethics.

Mr. Gray has managed a large not-for-profit organization, The College Fund/UNCF. In that capacity, and through his current and prior service on other public company boards, he has dealt with a wide range of relevant issues including audit and financial reporting, risk management and executive compensation. He has served on the boards of other public companies in regulated industries. His years as an elected official have given him experience with the legislative and regulatory process, and he has extensive experience dealing with government officials and agencies. His service on the House Budget Committee gives him broad experience in finance-related matters, and his service as Special Advisor on Haiti is an example of his international experience.



Laban P. Jackson, Jr., 68, Chairman and Chief Executive Officer of Clear Creek Properties, Inc., real estate development. Director since 2004 and Director of Bank One Corporation from 1993 to 2004.

Mr. Jackson has been Chairman of Clear Creek Properties, Inc., a real estate development company, since 1989. Mr. Jackson was a director of The Home Depot (2004-2008), SIRVA (2006-2007) and IPIX Corporation (1999-2006). He is also a director of J.P. Morgan Securities Ltd., a wholly owned subsidiary of the Firm, since 2010.

Mr. Jackson graduated from the United States Military Academy in 1965. He was a director of the Federal Reserve Bank of Cleveland (1987-1992). Mr. Jackson is also a director of Markey Cancer Foundation and Transylvania University.

Mr. Jackson has founded and managed businesses and is an experienced entrepreneur and manager. In that capacity, and through his current and prior service on other public company boards, he has dealt with a wide range of issues that are important to the Firm's business, including audit and financial reporting, risk management, executive compensation, marketing and product development. His service on the board of the Federal Reserve Bank of Cleveland has given him experience dealing with government officials and agencies and further experience in financial services.

Mr. Jackson is member of the Audit Committee Leadership Network (ACLN), a group of audit committee chairs from some of North America's leading companies, committed to improving the performance of audit committees and helping to enhance trust in the financial markets.



David C. Novak, 58, Chairman and Chief Executive Officer of Yum! Brands, Inc., franchised restaurants. Director since 2004 and Director of Bank One Corporation from 2001 to 2004.

Mr. Novak has been Chairman of Yum! Brands, Inc. since 2001 and Chief Executive Officer since 2000 and was Vice Chairman and President of Tricon Global Restaurants, Inc. (as Yum! Brands was formerly named) from June 1997 until January 2000. Yum! Brands is the world's largest restaurant company in terms of system restaurants with more than 36,000 restaurants in more than 110 countries and territories, and more than 1.4 million company employees and franchise associates. Previously he had been Group President and Chief Executive Officer of KFC and Pizza Hut, North America, subsidiaries of PepsiCo, from August 1996 until June 1997; and President of KFC North America, a subsidiary of PepsiCo, from 1994 until 1996. Mr. Novak is a director of Yum! Brands, Inc. (since 1997).

Mr. Novak graduated from the University of Missouri in 1974. He is a director of Yum! Brands Foundation and a director of the Friends of the United Nations World Food Program and The Business Council.

At Yum! Brands and its predecessor organizations, Mr. Novak has dealt with many issues relevant to the Firm's business activities, including audit and financial reporting, risk management, and executive compensation. Through his various positions at Yum! Brands and its predecessors companies, he has gained extensive experience in selling and marketing products to consumers, in strategic planning, and in international business.

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Lee R. Raymond, 72, Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation, oil and gas. Director since 2001 and Director of J.P. Morgan & Co. Incorporated from 1987 to 2000.

Mr. Raymond was Chairman of the Board and Chief Executive Officer of ExxonMobil from 1999 until he retired in December 2005. ExxonMobil's principal business is energy, involving exploration for and production of crude oil and natural gas, manufacture of petroleum and petrochemical products, and transportation and sale of crude oil, natural gas, petroleum and petrochemical products. He had been Chairman of the Board and Chief Executive Officer of Exxon Corporation from 1993 until its merger with Mobil Oil Corporation in 1999, having begun his career in 1963 with Exxon. He was a director of Exxon Mobil Corporation (1984-2005).

Mr. Raymond graduated from the University of Wisconsin in 1960 and received a Ph.D. from the University of Minnesota in Chemical Engineering in 1963. He is a director of the Business Council for International Understanding, a Trustee of the Wisconsin Alumni Research Foundation, a Trustee of the Mayo Clinic, a member of the Innovations in Medicine Leadership Council of UT Southwestern Medical Center, a member of the National Academy of Engineering and a member and past Chairman of the National Petroleum Council. Mr. Raymond serves on an advisory panel to Kohlberg Kravis Roberts & Co.

During his long tenure at Exxon Mobil and its predecessors, Mr. Raymond gained important experience in all aspects of business management, including audit and financial reporting, risk management, executive compensation, marketing, and operating in a regulated industry. He has extensive international business experience.



William C. Weldon, 62, Chairman and Chief Executive Officer of Johnson & Johnson, health care products. Director since 2005.

Mr. Weldon has been Chairman and Chief Executive Officer of Johnson & Johnson since 2002, prior to which he served as Vice Chairman from 2001 and Worldwide Chairman, Pharmaceuticals Group from 1998 until 2001. Johnson & Johnson is engaged worldwide in the research and development, manufacture and sale of a broad range of products in the health care field. The company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.

Mr. Weldon served in a number of other senior executive positions since joining Johnson & Johnson in 1971. In 1982 he was named manager, ICOM Regional Development Center in Southeast Asia. Mr. Weldon was appointed executive vice president and managing director of Korea McNeil, Ltd., in 1984 and managing director of Ortho-Cilag Pharmaceutical, Ltd., in the U.K. in 1986. In 1989, he was named vice president of sales and marketing at Janssen Pharmaceutica in the U.S., and in 1992 he was appointed president of Ethicon Endo-Surgery. Mr. Weldon is a director of Johnson & Johnson (since 2002).

Mr. Weldon graduated from Quinnipiac University in 1971. Mr. Weldon is Chairman of the CEO Roundtable on Cancer, a director of the US-China Business Council, a member of The Business Council, a member of the Healthcare Leadership Council and a member of the Business Roundtable, and a member of the Sullivan Commission on Diversity in the Health Professions Workforce. Mr. Weldon also serves on the Liberty Science Center Chairman's Advisory Council and as a member of the Board of Trustees for Quinnipiac University. He previously served as Chairman of the Pharmaceutical Research and Manufacturers of America.

Mr. Weldon has experience managing a large complex organization at Johnson & Johnson, where he has dealt with such issues as audit and financial reporting, risk management, and executive compensation. Through his role at various Johnson & Johnson entities, he has had extensive exposure to international business management and to operating in a regulated industry, and he has gained expertise in sales and marketing to consumers. His extensive record of charitable involvement and public service also brings an important perspective to his role on the Board.

Corporate governance

General

Governance is a continuing focus at JPMorgan Chase, starting with the Board of Directors and extending throughout the Firm. In this section we describe some of our key governance practices.

Corporate Governance Principles of the Board – The Board of Directors first adopted Corporate Governance Principles in 1997, and has revised them periodically since then to reflect evolving best practices and regulatory requirements, including the New York Stock Exchange (NYSE) corporate governance listing standards. The Corporate Governance Principles establish a framework for the governance of the Firm.

Board leadership structure – JPMorgan Chase is governed by a Board of Directors. Directors discharge their duties at Board and committee meetings and also through telephone contact and other communications with the Chairman and Chief Executive Officer (CEO), management and others regarding matters of concern and interest to the Firm. Specific elements of our Board leadership structure are outlined in Appendix A and include:

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Chairman of the Board – While the Board has no set policy on whether or not to have a non-executive chairman, it has determined that the most effective leadership model for our Firm currently is that Mr. Dimon serve as both Chairman and Chief Executive Officer.

Independent oversight – Independent directors comprise more than 90% of the Board and 100% of the Audit Committee, Compensation & Management Development Committee (Compensation Committee), Governance Committee, Public Responsibility Committee and Risk Policy Committee.

Presiding Director – The Firm's Presiding Director functions as a Lead Director, but the Board prefers the term Presiding Director to emphasize that all directors share equally in their responsibilities as members of the Board. The Presiding Director presides at executive sessions of independent directors (generally held as part of each regularly scheduled Board meeting) and at all Board meetings at which the Chairman is not present, and has authority to call meetings of independent directors. The Presiding Director approves Board meeting agendas and schedules for each Board meeting, may add agenda items in his or her discretion, approves Board meeting materials for distribution to and consideration by the Board, facilitates communication between the Chairman and CEO and the independent directors, as appropriate, is available for consultation and communication with major shareholders where appropriate, upon reasonable request, and performs such other functions as the Board directs. The Presiding Director is appointed annually by the independent directors. Unless the independent directors decide otherwise, the Chairs of the Compensation and Governance Committees shall serve alternating one-year terms as Presiding Director. The duties are further described in Appendix A.

Committee Chairs – All are independent and are appointed annually by the Board, approve agendas and material for respective committee meetings, and act as liaison between committee members and the Board and between committee members and senior management.

Committees of the Board

The Board has five principal committees. The charter of each committee can be found on our Web site at www.jpmorganchase.com under Governance, which is under the About Us tab. Each member of the Audit Committee, the Compensation Committee and the Governance Committee has been determined by the Board to be independent for purposes of the NYSE corporate governance listing standards and within the meaning of regulations of the U.S. Securities and Exchange Commission (SEC).

As stated in the Board's Corporate Governance Principles, Board members have complete access to management, and the Board and Board committees can, if they wish to do so, seek legal or other expert advice from sources independent of management and shall be provided the resources for such purposes.

Audit Committee – provides oversight of the independent registered public accounting firm's qualifications and independence; the performance of the internal audit function and that of the independent registered public accounting firm; and management's responsibilities to assure that there is in place an effective system of controls reasonably designed to safeguard the assets and income of the Firm, assure the integrity of the Firm's financial statements, assure compliance with the Firm's operational risk management processes, and maintain compliance with the Firm's ethical standards, policies, plans and procedures, and with laws and regulations. The Board of Directors has determined that Ms. Bowles and Mr. Jackson are audit committee financial experts as defined by the SEC.

Compensation & Management Development Committee – reviews and approves the Firm's compensation and benefit programs; ensures the competitiveness of these programs; and advises the Board on the development of and succession for key executives. The Compensation Committee periodically reviews and approves a statement of the Firm's compensation practices and principles and also reviews the relationship among risk, risk management and compensation in light of the Firm's objectives, including its safety and soundness and the avoidance of practices that would encourage excessive risk. Information on the Committee's processes and procedures for consideration of executive compensation are addressed in

the Compensation Discussion and Analysis at page 11.

Corporate Governance & Nominating Committee – exercises general oversight with respect to the governance of the Board of Directors, including reviewing the qualifications of nominees for election to the Board and making recommendations to the Board regarding director compensation.

Public Responsibility Committee – reviews and considers the Firm's position and practices on charitable contributions, community development, legislation, protection of the environment, shareholder proposals involving issues of public interest and public responsibility and other similar issues as to which JPMorgan Chase relates to the community at large, and provides guidance to management and the Board as appropriate.

Risk Policy Committee – provides oversight of the CEO's and senior management's responsibilities to assess and manage the Firm's credit risk, market risk, interest rate risk, investment risk, liquidity risk, and reputational risk, and is also responsible for review of the Firm's fiduciary and asset management activities.

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The following table summarizes the membership of the Board and each of its principal committees, and the number of times each met during 2010:

Director	*Audit*	*Compensation & Management Development*	*Corporate Governance & Nominating*	*Public Responsibility*	*Risk Policy*
Crandall C. Bowles	Member				
Stephen B. Burke		Member	Member		
David M. Cote				Member	Member
James S. Crown				Member	Chair
James Dimon					
Ellen V. Futter				Member	Member
William H. Gray, III	Member			Chair	
Laban P. Jackson, Jr.	Chair				
David C. Novak (1)		Member	Chair		
Lee R. Raymond (1)		Chair	Member		
William C. Weldon		Member	Member		
Number of meetings in 2010	15	8	4	4	8

1 Presiding director

During 2010, the Board met eight times; each director attended 75% or more of the total meetings of the Board and the committees on which he or she served.

Director independence

Pursuant to the corporate governance listing standards of the NYSE, a majority of the Board of Directors (and each member of the Audit, Compensation and Governance Committees) must be independent. The Board of Directors may determine a director to be independent if the director has no disqualifying relationship as defined in the NYSE corporate governance rules and if the Board has affirmatively determined that the director has no material relationship with JPMorgan Chase, either directly or as a partner, shareholder, or officer of an organization that has a relationship with JPMorgan Chase. In connection with the assessment of director independence, the relationships set forth in Appendix B are deemed immaterial unless the Board otherwise determines. Criteria relating to director independence may also be found in the Corporate Governance Principles on our Web site.

The Board of Directors reviewed the relationships between the Firm and each director and determined that in accordance with the NYSE corporate governance listing standards and the Firm's independence standards, each non-management director (Crandall C. Bowles, Stephen B. Burke, David M. Cote, James S. Crown, Ellen V. Futter, William H. Gray, III, Laban P. Jackson, Jr., David C. Novak, Lee R. Raymond and William C. Weldon) has only immaterial relationships with JPMorgan Chase and accordingly each is an independent director under these standards. There are additional objective tests for independence in the NYSE rules and each of the named directors meets these objective tests for independence as well. Under the NYSE rules, a director employed by the Firm cannot be deemed to be an independent director, and consequently, James Dimon is not an independent director of JPMorgan Chase.

In making its determinations concerning director independence, the Board considered the following transactions between the Firm and each director, the director's immediate family members and any such person's principal business affiliations: extensions of credit made by bank

subsidiaries of the Firm; financial products and services provided by subsidiaries of the Firm; business transactions for property or services contracted for by subsidiaries of the Firm; and charitable contributions made by the Firm, directly or through its Foundation, to any non-profit organization of which a director is employed as an officer. In particular, the Board considered:

- Consumer credit – extensions of credit provided to directors Futter and Jackson; and credit cards issued to directors Bowles, Burke, Cote, Crown, Futter, Jackson, Novak, Raymond and Weldon, and their immediate family members;
- Wholesale credit – extensions of credit and other financial services provided to Springs Industries, Inc. and its subsidiaries, where Ms. Bowles is Chairman of the Board; NBCUniversal, LLC and Comcast Corporation and their subsidiaries, where Mr. Burke is Chief Executive Officer and Executive Vice President, respectively; Honeywell International Inc. and its subsidiaries, where Mr. Cote is Chairman and Chief Executive Officer; Henry Crown and Company, where Mr. Crown is President, and other Crown family-owned entities; the American Museum of Natural History, where Ms. Futter is President and Trustee; Yum! Brands, Inc. and its subsidiaries, where Mr. Novak is Chairman and Chief Executive Officer; and Johnson & Johnson and its subsidiaries, where Mr. Weldon is Chairman and Chief Executive Officer;

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- Employment – employment of an adult son of Mr. Cote as a non-executive officer of the Firm; and
- Goods, services and contributions – purchases of building safety and security equipment and maintenance services from Honeywell International Inc.; leases of office and retail space from subsidiaries of companies in which Mr. Crown and members of his immediate family have indirect ownership interests; transitional services related to a 2008 acquisition by the Firm's private equity division of a business of a subsidiary of Johnson & Johnson; and charitable contributions to the American Museum of Natural History.

Independent director meetings – Independent directors generally meet in executive session as part of each regularly scheduled Board meeting, with discussion led by the Presiding Director.

Majority voting for directors – The Firm's By-laws provide a majority voting standard for election of directors in uncontested elections (resignation by any incumbent director who is not re-elected) and plurality voting in any election that is contested.

Other governance practices

Board's role in risk oversight – The Firm's risk management is described in the Management discussion and analysis of the 2010 Annual Report starting at page 107. As stated there, risk is an inherent part of JPMorgan Chase's business activities and the Firm's overall risk appetite is established in the context of the Firm's capital, earnings power and diversified business model. The Firm's risk management framework and governance structure are intended to provide comprehensive controls and ongoing management of the major risks taken in its business activities.

Risk appetite – The Firm employs a formal risk appetite framework to clearly link risk appetite and return targets, controls and capital management.

- The CEO is responsible for setting the overall risk appetite for the Firm, and the line of business (LOB) CEOs are responsible for setting the risk appetite for their respective LOBs subject to approval by the CEO and the Firm's Chief Risk Officer.
- The Risk Policy Committee approves the risk appetite policy on behalf of the entire Board of Directors.

Risk management framework – The Firm's risk governance structure starts with each line of business being responsible for managing its own risks, with its own risk committee and a chief risk officer. Overlaying the line of business risk management are four corporate functions with risk management-related responsibilities.

- Risk Management operates independently to provide oversight of firmwide risk management and controls, and is headed by the Firm's Chief Risk Officer, who is a member of the Firm's Operating Committee and reports to the CEO and the Board of Directors, primarily through the Board's Risk Policy Committee.
- The Chief Investment Office and Corporate Treasury are responsible for managing the Firm's liquidity, interest rate and foreign exchange risk, and other structural risks.
- Legal and Compliance has oversight for legal and fiduciary risk.

Board oversight – The Board of Directors exercises its oversight of risk management principally through the Board's Risk Policy Committee and Audit Committee.

- The Risk Policy Committee oversees senior management risk-related responsibilities, including reviewing management policies and performance against these policies and related benchmarks.
- The Audit Committee reviews with management the system of internal controls that is relied upon to provide reasonable assurance of

compliance with the Firm's operational risk management processes.

- In addition, the Compensation Committee is responsible for reviewing the Firm's compensation practices and the relationship among risk, risk management and compensation in light of the Firm's objectives.
- Each of the committees oversees reputation risk issues within their scope of responsibility.
- The Board of Directors also reviews selected risk topics directly as circumstances warrant.

Shareholder outreach – We recognize the importance of shareholder communications to help our investors understand our performance and strategies. We reach out to shareholders in many different ways, including through quarterly earnings presentations, SEC filings, web communications, and investor meetings. In addition, our senior executives engage major institutional shareholders as part of a semi-annual outreach program to invite comments on governance matters, executive compensation, and shareholder proposals. We meet throughout the year with additional shareholders and organizations interested in our practices.

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Special shareholder meetings – The Board amended the By-laws in January 2010 to permit shareholders holding at least 20% of the outstanding common shares (net of hedges) to call special meetings. This action reduced the ownership threshold required to call special meetings from 33 1/3% of outstanding common shares, and was taken in response to a shareholder proposal presented at our 2009 annual meeting calling for a 10% threshold. That proposal did not pass but received a substantial favorable vote.

Clawbacks – Our compensation recovery policies go beyond Sarbanes-Oxley and other minimum requirements. In addition to our long standing Board policy on recoupment in the event of a material restatement of the Firm's financial results or a termination for cause, we implemented provisions in 2009 and 2010 that enabled cancellation or recovery if the award was based on materially inaccurate performance metrics or a misrepresentation by an employee, the employee engaged in conduct causing material financial or reputational harm to the Firm or its business activities, or, for certain senior employees, the employee failed to properly identify, raise or assess risks material to the Firm or its business activities. These policies are further described in the Compensation Discussion and Analysis at page 21 and in Appendix E.

Code of Conduct and Code of Ethics for Finance Professionals – The JPMorgan Chase Code of Conduct is a collection of rules and policy statements governing employees' conduct in relation to the Firm's business. In addition, the Firm has a Code of Ethics for Finance Professionals that applies to the CEO, President, Chief Financial Officer (CFO), Chief Accounting Officer of the Firm, and to all other professionals of the Firm worldwide serving in a finance, accounting, corporate treasury, tax or investor relations role. The purpose of the Code of Ethics for Finance Professionals is to promote honest and ethical conduct and compliance with the law, particularly as related to the maintenance of the Firm's financial books and records and the preparation of its financial statements.

Political contributions and legislative lobbying – The Board-approved policy regarding political contributions and legislative lobbying activities, the JPMorgan Chase & Co. Political Contributions Statement, is available on our Web site. The Firm also posts on its Web site an annual report of contributions made by the Political Action Committees (PACs) affiliated with the Firm. Federal political contributions to candidates, political party committees and political action committees are made by the PACs, which are supported entirely by voluntary employee contributions and are not funded by corporate funds. At the state level, the Firm from time-to-time makes political contributions to candidates and political parties where permitted by law. In addition, the PACs separately make state and local political contributions to candidates, political parties and political action committees.

Board communications – Shareholders and interested parties who wish to contact any Board member or committee chair, the Presiding Director, or the independent directors as a group, may mail correspondence to: JPMorgan Chase & Co., Attention (name of Board member(s)), Office of the Secretary, 270 Park Avenue, New York, New York 10017 or e-mail the Office of the Secretary at corporate.secretary@jpmchase.com.

Documents available – The Corporate Governance Principles, Code of Conduct, Code of Ethics for Finance Professionals, and the JPMorgan Chase & Co. Political Contributions Statement, as well as the Firm's By-laws and charters of our principal Board committees, can be found on our Web site at www.jpmorganchase.com under Governance, which is under the About Us tab. These documents will also be made available to any shareholder who requests them by writing to the Secretary at: JPMorgan Chase & Co., Office of the Secretary, 270 Park Avenue, New York, New York 10017.

Director compensation

Annual compensation – The Board believes it is desirable that a significant portion of director compensation be linked to the Firm's common stock, and the Board's total compensation includes approximately one-third cash and two-thirds stock-based compensation. In 2010, each non-management director received an annual cash retainer of $75,000 and an annual grant, made when annual employee incentive compensation was paid, of deferred stock units valued at $170,000 on the date of grant. The director retainer and annual grant amounts have not changed since 2003.

Each deferred stock unit represents the right to receive one share of the Firm's common stock and dividend equivalents payable in deferred stock units for any dividends paid. Deferred stock units have no voting rights. In January of the year immediately following a director's termination of service, deferred stock units are distributed in shares of the Firm's common stock in either a lump sum or in annual installments for up to 15 years as elected by the director.

Each director who is a member of the Audit Committee receives an additional annual cash retainer of $10,000. Each chair of a board committee receives an additional fee of $15,000 per year. Directors who are officers of the Firm do not receive any fees for their service as directors.

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The following table summarizes annual compensation for non-management directors.

Compensation	*Amount ($)*
Board retainer	$ 75,000
Committee chair retainer	15,000
Audit committee member retainer	10,000
Deferred stock unit grant	170,000

Stock ownership guidelines – As stated in the Corporate Governance Principles, directors pledge that, for as long as they serve, they will retain all shares of the Firm's common stock purchased on the open market or received pursuant to their service as a board member.

Deferred compensation – Each year non-management directors may elect to defer all or part of their cash compensation. A director's right to receive future payments under any deferred compensation arrangement is an unsecured claim against JPMorgan Chase's general assets. Cash amounts may be deferred into various investment equivalents, including deferred stock units. Upon retirement, compensation deferred into stock units will be distributed in stock; all other deferred cash compensation will be distributed in cash. Deferred compensation will be distributed in either a lump sum or in annual installments for up to 15 years as elected by the director commencing in January of the year following the director's retirement from the Board.

Reimbursements and insurance – The Firm reimburses directors for their expenses in connection with their board service. We also pay the premiums on directors' and officers' liability insurance policies and on travel accident insurance policies covering directors as well as employees of the Firm.

2010 Director compensation table – The following table shows the compensation for each director in 2010.

Director	*Fees earned or paid in cash ($)* (1)	*2010 Stock award ($)* (2)	*Total ($)*
Crandall C. Bowles	$ 85,000	$ 170,000	$255,000
Stephen B. Burke	75,000	170,000	245,000
David M. Cote	75,000	170,000	245,000
James S. Crown	90,000	170,000	260,000
Ellen V. Futter	75,000	170,000	245,000
William H. Gray, III	100,000	170,000	270,000
Laban P. Jackson, Jr. (3)	210,000	170,000	380,000
David C. Novak	90,000	170,000	260,000
Lee R. Raymond	90,000	170,000	260,000
William C. Weldon	75,000	170,000	245,000

1 Includes fees earned, whether paid in cash or deferred.

2 The aggregate number of option awards and stock awards outstanding at December 31, 2010, for each current director is included in the Security ownership of directors and executive officers table at page 11 under the columns "Options/SARs exercisable within 60 days" and "Additional underlying stock units," respectively. All such awards are vested.

3 Mr. Jackson received $110,000 in compensation during 2010 in consideration of his service as a director of J.P. Morgan Securities Ltd., an indirect wholly-owned subsidiary of JPMorgan Chase headquartered in London.

Security ownership of directors and executive officers

The following table shows the number of shares of common stock and common stock equivalents beneficially owned as of February 28, 2011, including shares that could have been acquired within 60 days of that date through the exercise of stock options or stock appreciation rights (SARs), together with additional underlying stock units as described in note 3 to the table, by each director, the current executive officers named in

the Summary compensation table, and all directors and executive officers as a group. Unless otherwise indicated, each of the named individuals and member of the group has sole voting power and sole investment power with respect to shares owned. The number of shares beneficially owned, as that term is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as of February 28, 2011, by all directors and executive officers as a group and by each director and named executive officer individually is less than 1% of our outstanding common stock.

We have been notified by BlackRock, Inc., 40 East 52nd Street, New York, NY 10022, that, as of December 31, 2010, it, in its capacity as a parent holding company or control person in accordance with SEC Rule 13d-1(b)(1)(ii)(G), is the beneficial owner of 215,797,073 shares of our common stock, representing 5.52% of our outstanding common stock. According to the

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Schedule 13G dated January 21, 2011, filed with the SEC, in the aggregate, BlackRock, Inc. and the affiliated entities included in the Schedule 13G (BlackRock) have sole dispositive power and sole voting power over 215,797,073 shares.

	Beneficial Ownership				
Name	*Common Stock (#)* (1)(2)	*Options/SARs exercisable within 60 days (#)*	*Total beneficial ownership (#)*	*Additional underlying stock units (#)* (3)	*Total (#)*
Crandall C. Bowles	6,280	0	6,280	34,204	40,484
Douglas L. Braunstein	390,773	457,416	848,189	435,736	1,283,925
Stephen B. Burke	7,107	0	7,107	53,430	60,537
Michael J. Cavanagh	222,638	930,650	1,153,288	247,070	1,400,358
David M. Cote	14,000	0	14,000	28,036	42,036
James S. Crown (4)	11,148,130	2,640	11,150,770	105,539	11,256,309
James Dimon (5)	5,068,737	1,175,193	6,243,930	453,025	6,696,955
Ina R. Drew	572,105	550,000	1,122,105	598,105	1,720,210
Ellen V. Futter	951	11,920	12,871	62,119	74,990
William H. Gray, III	—	11,920	11,920	82,574	94,494
Laban P. Jackson, Jr. (5)	21,081	22,115	43,196	80,049	123,245
David C. Novak	158,006	2,640	160,646	62,366	223,012
Lee R. Raymond (5)	1,850	11,920	13,770	155,027	168,797
Charles W. Scharf	1,015,975	926,257	1,942,232	300,086	2,242,318
James E. Staley	394,525	1,089,970	1,484,495	367,974	1,852,469
William C. Weldon	1,137	—	1,137	41,351	42,488
All directors and current executive officers as a group (25 persons) (6)	20,510,348	11,442,584	31,952,932	5,240,962	37,193,894

1 Shares owned outright, except as otherwise noted.

2 Includes shares pledged as security, including shares held by brokers in margin loan accounts whether or not there are loans outstanding, as follows: Mr. Crown, 10,834,186 shares; Mr. Novak, 41,120 shares; and all directors and executive officers as a group, 10,875,306 shares.

3 Amounts include for directors and executive officers, shares or deferred stock units, receipt of which has been deferred under deferred compensation plan arrangements. For executive officers, amounts also include unvested restricted stock units (RSUs) and shares attributable under the JPMorgan Chase 401(k) Savings Plan.

4 Includes 136,766 shares Mr. Crown owns individually; 9,287,063 shares owned by partnerships of which Mr. Crown is a partner; 1,547,123 shares owned by a partnership whose partners include a corporation of which Mr. Crown is a director, officer and shareholder, and a trust of which Mr. Crown is a beneficiary. Also includes 168,305 shares owned by trusts of which Mr. Crown is a co-trustee and beneficiary; and 8,873 shares owned by Mr. Crown's spouse. Mr. Crown disclaims beneficial ownership of the shares held by the various persons and entities described above except for the shares he owns individually and, with respect to shares owned by entities, except to the extent of his pecuniary interest in such entities.

5 As of February 28, 2011, Mr. Dimon held 12,142 depositary shares, each representing a one-tenth interest in a share of JPMorgan Chase's Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series I (Series I Preferred), of which 3,264 depositary shares are held in trusts for which he disclaims beneficial ownership except to the extent of his pecuniary interest, and 1,851 depositary shares are held by his spouse. Mr. Jackson held 400 depositary shares of Series I Preferred and 15,000 depositary shares, each representing a 1/400th interest in a share of JPMorgan Chase's 8.625% Non-Cumulative Preferred Stock, Series J (Series J Preferred). Mr. Raymond held 80,000 depositary shares of Series J Preferred.

6 Steven D. Black was not an executive officer effective November 9, 2010; his ownership is not included in this table.

Compensation Discussion and Analysis

Executive summary

JPMorgan Chase has great businesses, exceptional people and a world-class franchise. The strength of the Firm globally and across the businesses was reflected in our performance in 2010. In this section we will briefly describe our 2010 performance, the compensation decisions for our Named Executive Officers (NEOs) and the Firm's philosophy and approach to compensation so the context for 2010 compensation decisions is clear.

Throughout the crisis and in 2010 as market conditions improved, JPMorgan Chase continued to invest in our businesses and our different lines of businesses stayed focused on and continued to seek to do what is right for our clients for the long run. In 2010, the Firm hired thousands of employees across the globe to serve our clients and customers and deliver shareholder value. The Firm maximized its huge client franchises and diverse business model and used its capital wisely to create effective solutions for our clients and invest in our growth. Our leaders and employees helped deliver another profitable year, continued to serve our clients and contributed to the stability of the U.S. and global economy.

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The compensation decisions for our top leadership set the tone and framework for compensation of all our employees. The Board and the Compensation & Management Development Committee (Compensation Committee) believe that our compensation programs are well balanced and effective at attracting, motivating and retaining the best diverse talent through economic cycles. Because our CEO, the Board and the Compensation Committee focus on long-term profitability based on sound business strategy, compensation decisions are not based on short-term formulaic results. Instead, our compensation structure is designed to reward sustained performance over multiple years by delivering a higher percentage of total compensation in equity, which vests over several years, and lesser amounts annually in cash.

Compensation decisions in 2010 for our senior leaders were driven by return on investments based on balanced risk measures and long-term value creation for the Firm, our clients and our shareholders. Each of our NEOs is a member of the Firm's Operating Committee. Our CEO along with the Board and the Compensation Committee assessed all of the Operating Committee members against quantitative and qualitative priorities set early in 2010. The Board's determination of compensation for our CEO reflected his extraordinary contribution to the Firm and to the U.S. and global economy during 2010 and throughout the last several challenging years.

Our compensation philosophy, policies and practices drive accountability, are designed to link pay to performance, and balance rewards with sound business decisions and effective risk management. The recent crisis has focused attention on the incentive compensation practices in our industry and has prompted attention on balancing compensation structures that might encourage excessive risk-taking. And while many practices continue to be proposed, we continue to believe that our practices over the past several years have been prudent and effective, substantially consistent with the principles underlying regulatory concepts and very effective for JPMorgan Chase.

We have long tried to maintain a set of practices and principles marked by fiscal discipline, sufficient flexibility to attract and retain talent, and attention to safety and soundness. We believe that we have been at the forefront of sensible compensation practices with well-designed incentives that can and should remain an effective component of our total compensation approach. Although we refine our compensation programs as conditions change, we strive to maintain consistency in our philosophy and approach.

We have a rigorous performance and compensation management system that we believe to be aligned with global regulatory principles. Appendix E is a statement of the Firm's Compensation practices and principles, which articulates how we operate and further demonstrates why we believe that our compensation processes and programs are aligned with safety and soundness principles. These beliefs help build the following foundation for our approach:

- **The Board of Directors provides independent oversight of our compensation policies and practices.**
- **Pay is linked to performance based on individual, business and overall Firm performance, but is not overly rigid or formulaic.**
- **We encourage, foster and reward a shared success environment and teamwork.**
- **A meaningful, long-term ownership stake in the Firm reinforces alignment with shareholders.**
- **Robust risk management and compensation recovery policies deter excessive risk-taking and improper risk management.**
- **Attracting, retaining and developing talent is critical to sustaining success.**

Proposal 3 is an advisory vote on executive compensation, which is now required pursuant to SEC rules. We had included the same proposal in 2010 on a voluntary basis. The Board will consider the results of the advisory vote in evaluating whether it struck the right balance in the

compensation awards described below.

Proposal 4 is an advisory vote on the frequency with which we would conduct such votes on executive compensation. For the reasons stated at Proposal 4, the Board recommends an annual advisory vote on executive compensation.

The remainder of this section provides a more detailed discussion and analysis of our executive compensation program and the compensation decisions for our Named Executive Officers.

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2010 Performance

An overview of the performance for the Firm as a whole and for each line of business is at Appendix D at pages 59-63. Against the backdrop of some improvement in the business environment, JPMorgan Chase significantly improved its operating performance and continued to support the global economic recovery by providing capital, financing and liquidity to its clients in the U.S. and around the world. As described in the Firm's Management discussion and analysis (MD&A) in the Annual Report on Form 10-K, our financial results were strong relative to 2009. The highlights below illustrate some of the key metrics and results that we use in evaluating the Firm's performance for the purpose of making executive compensation decisions. During and for 2010:

- The Firm reported full-year 2010 net income of $17.4 billion, or $3.96 per share, on net revenue of $102.7 billion. Net income was up 48% compared with net income of $11.7 billion or $2.26 per share in 2009.
- Return on common equity was 10% for the year, compared with 6% in the prior year, and return on tangible common equity was 15% for the year, compared with 10% in 2009.
- The Firm continued to strengthen its fortress balance sheet during 2010, ending the year with a Tier 1 Common ratio of 9.8% and Tier 1 Capital ratio of 12.1%. Total stockholders' equity at December 31, 2010, was $176.1 billion.
- We supported and served millions of customers and the communities in which the Firm operates. The Firm loaned or raised capital of more than $1.4 trillion for its clients, which included more than $10 billion of credit provided to more than 250,000 small businesses in the U.S., an increase of more than 50% over 2009.
- JPMorgan Chase also made substantial investments in the future of its businesses, including hiring more than 8,000 additional employees in the U.S. alone.
- Each stand-alone business had a top 1, 2 or 3 position.
- The Firm remains committed to homeowners, making loans and preventing foreclosures.
- The Firm benefited from an improvement in the credit environment during 2010. Compared with 2009, delinquency trends were more favorable and estimated losses were lower in the consumer businesses, although they remained at elevated levels, and the credit quality of the commercial and industrial loan portfolio across the Firm's wholesale businesses improved.
- Strong client relationships and continued investments for growth resulted in good performance across most of the Firm's businesses.
  - Investment Bank (IB) had its second best revenue in history with an ROE of 17%, in line with through-the-cycle targets. Ranked #1 for Global Investment Banking Fees based on revenue.
  - Retail Financial Services (RFS) added more than 150 new branches and 5,000 sales people, and opened more than 1.5 million net new checking accounts.
  - Card Services rolled out new products and opened 11.3 million new accounts.
  - Commercial Banking reported record revenue and net income.
  - Treasury & Securities Services (TSS) grew assets under custody to $16.1 trillion.
  - Asset Management (AM) reported record revenue.

Compensation decisions for Named Executive Officers

CEO Compensation

James Dimon. Mr. Dimon's leadership of JPMorgan Chase continues to have enormous value for our customer franchises and our shareholders. He was a stabilizer during the crisis and showed unparalleled leadership in preparing the Firm as the crisis began to unfold, in managing for the possibility of even more severe circumstances, in continuing to serve the Firm's clients and in preparing for eventual business recovery. His unrelenting discipline around a fortress balance sheet and strong business and functional management teams enabled the Firm to absorb two failed

institutions, Bear Stearns and Washington Mutual, helping to avoid added stress on the financial system and providing new opportunities for JPMorgan Chase. In 2010, our relative strength allowed us to focus on our core strategies and continue to invest in our franchise businesses.

The Firm has come through the worst economic storm in recent history stronger than ever, and a major part of the Firm's success is due to Mr. Dimon's long-term vision, leadership, disciplined approach and business acuity. JPMorgan Chase out-performed its financial services peers over the last three years and continues to be in a stronger position to invest in future initiatives to support the Firm's growth strategy.

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The Compensation Committee determines appropriate compensation for the CEO and makes a recommendation to the Board for their ratification. With respect to his performance and contribution to the Firm in 2010 and in recognition of his leadership over the past several years, the Board awarded Mr. Dimon:

- Cash incentive of $5,000,000.
- Equity incentives with a grant date fair value of $17,000,000 in the form of restricted stock units and stock appreciation rights as detailed in the table of Salary and incentive compensation at page 16.

By comparison, Mr. Dimon received no cash incentive compensation for 2009 and received his base salary of $1 million and equity compensation valued at $14,196,700 at the grant date. Mr. Dimon did not receive incentive compensation for 2008 (no cash bonus, no restricted stock units and no options or stock appreciation rights).

Determining our other NEOs' compensation for 2010

Each Named Executive Officer reports directly to Mr. Dimon and is (and Mr. Black was) a member of the Operating Committee, a group of currently 15 persons, including Mr. Dimon, comprised of the Firm's senior-most executive officers responsible for the major lines of business (LOBs) and functions of the Firm.

Mr. Dimon, in consultation with the Compensation Committee and the Board, establishes the priorities for each executive and assesses their performance annually. Their priorities generally include a robust set of quantitative and qualitative factors focused on financial performance, strategic and operational considerations for the Firm and the business or function they lead, management effectiveness, growth, people development and risk/control management. Because specific factors will differ from business to business, function to function, among individuals, and during different business cycles, we do not adopt any specific weighting or formula under which the metrics will be applied.

Business specific objectives are evaluated at various points during the year, including during the budget process and monthly business reviews. Our businesses review their priorities with investors at our annual Investor Day, held most recently on February 15, 2011. The CEO of each line of business has written a letter in the Annual Report about his or her respective business to review 2010 results and the outlook for the future. We recommend reading those letters for a fuller understanding of LOB priorities and performance, as well as the Chairman's letter to shareholders.

Mr. Dimon discusses with the Compensation Committee his assessment of the performance of each member of the Operating Committee with respect to individual contributions, and business or function performance, as well as overall Firm performance. After the review and discussion, Mr. Dimon makes compensation recommendations to the Compensation Committee for their approval.

For 2010, succession planning efforts to ensure the Firm has future leaders capable of achieving success played a part in certain members of the Operating Committee taking on new roles. Mr. Braunstein was the Head of Investment Banking for the Americas for the first five months of 2010 and assumed the role of Chief Financial Officer of the Firm in June 2010. Mr. Cavanagh assumed the role of CEO for Treasury & Securities Services (TSS) after serving as CFO of the Firm through May of 2010.

Douglas Braunstein. Mr. Braunstein provided strong and effective leadership of Investment Banking for the Americas since 2008 and prior to that held other senior roles in the Investment Bank, including Global head of Mergers and Acquisitions. He helped build our leading client franchise in the Investment Bank over the past decade and brings exceptional client experience and seasoned financial thinking to the role of CFO. As CFO, he provides financial leadership across all of our businesses in terms of planning, reporting, financial controls, defining and managing the Firm's capital and liquidity needs, as well as communicating the Firm's performance to the investor community, regulators and rating agencies. His in-depth knowledge of Investment Banking and understanding of the complex nature of this organization made him instrumental in guiding the Firm through a still challenging business environment in the second half of 2010 and a more stringent regulatory landscape that continues to evolve.

Steven Black. Mr. Black served as a Vice Chairman of the Firm and as a former Executive Chairman of the Investment Bank, providing client support and guidance on business and strategic matters to Mr. Dimon and other members of the Firm's Operating Committee. Mr. Black retired from the Firm in February 2011. Mr. Black provided distinguished leadership to the Investment Bank throughout a period of great challenge and continued that leadership as he transitioned his responsibilities to Mr. Staley.

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Michael Cavanagh. Mr. Cavanagh was the Chief Financial Officer since the merger of JPMorgan Chase and Bank One in 2004 and continued as CFO for the first five months of 2010. Mr. Cavanagh built one of the most respected Finance teams in banking. He provided broad leadership throughout the merger integration efforts that started in 2004, and he played a key role in helping the Firm successfully navigate the financial crisis. In June 2010 the buy-side investors who focus on financial institutions chose Mr. Cavanagh as the top-performing Chief Financial Officer in the large-bank category in recognition of Mr. Cavanagh's in-depth functional expertise and tremendous leadership during the crisis. Also in June of 2010, Mr. Cavanagh was named Chief Executive Officer of Treasury & Securities Services. As one of the world's largest cash management providers and a market leader, TSS processes trillions of dollars of transfers daily and is also a leading global custodian. As CEO of TSS, Mr. Cavanagh continued development of its 2010 priorities focused on extending our higher-margin international business and improving operating margins through increased efficiency and product innovation. TSS is also a key partner in the Firm's development of the Global Corporate Bank.

Ina Drew. Ms. Drew has served as Chief Investment Officer since 2005, prior to which she was head of Global Treasury. The Chief Investment Office manages the Firm's investment exposure while helping to advise lines of business on their own investment strategies. The Chief Investment Office, with Corporate Treasury, is also responsible for measuring, monitoring and managing the Firm's liquidity, interest rate risk and foreign exchange risk, each of which were critical in managing through the past three years. In 2010, Ms. Drew was instrumental in setting the course and directing the Firm's repositioning of the balance sheet in anticipation of a rising interest rate environment. Ms. Drew successfully accomplished her business and people agenda objectives for 2010 by creating shareholder value through risk management activities across a broad array of market sectors and currencies with the help of a very knowledgeable leadership team in various locations around the globe.

Charles Scharf. Mr. Scharf became CEO of Retail Financial Services with the 2004 merger of JPMorgan Chase and Bank One. He is responsible for our network of more than 5,200 Chase Consumer bank branches across 23 states and for our consumer and small business lending, including home finance and auto loans. In our mortgage business, Mr. Scharf led management of the Firm's mortgage exposure, led development and implementation of remediation plans to address industry-wide issues in our mortgage foreclosure and modification processes and directed the Firm's leadership role in mortgage modification efforts. Mr. Scharf has successfully furthered organic growth by acquiring new customers, deepening relationships with existing customers, adding services (including innovative mobile banking services such as the iPhone app) and improving the customer experience, investing in new branch builds, extending the Chase approach to branches in the former Washington Mutual footprint and building the Chase brand in cooperation with Card Services, all of which contributed to strong growth across the franchise in 2010. Mr. Scharf also improved the depth of the leadership pipeline and renewed a greater focus on diversity.

James Staley. Mr. Staley was the CEO of the Investment Bank for 2010, having rejoined the IB after 10 years leading Asset Management. The Investment Bank offers a full range of investment banking products and services in all major capital markets, serving more than 16,000 investor clients and more than 5,000 issuer clients. In 2010, the IB strengthened senior client coverage and was selected for numerous public and private capital raises as the recovery developed. The IB expanded in key markets, added local capabilities in China, Brazil and other markets, and increased its commodities capabilities through the acquisition of Sempra. Mr. Staley continued a focus on technology, developing it beyond just a support function to a strategic advantage for bankers, traders and clients. In IB trading operations Mr. Staley focused on efficient capital allocation and management of risks and returns. The IB's financial, people, and growth objectives were met – most above expectation – all while maintaining appropriate leverage and capital ratios, excellent productivity levels and a disciplined and effective risk and control environment. Besides financial results, Mr. Staley also achieved his priorities around people by grooming the next generation of diverse leaders while limiting talent loss to competitors.

Compensation actions – The following table shows annual salary in 2010 and incentive compensation awarded in 2011 for 2010 performance, which reflects the Compensation Committee's view of compensation determinations for 2010 and is guided by our core compensation philosophy and approach.

In determining compensation for 2010 and considering the desired structure and mix of compensation going forward, the Compensation Committee determined to increase the base salary for NEOs other than Mr. Dimon to $750,000 effective February 2011 and for Mr. Dimon to $1,500,000 effective March 2011.

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Salary and incentive compensation

Name and principal position	Year	Salary ($) (1)	Annual compensation — Incentive compensation — Cash ($)	RSUs ($) (2)	SARs ($) (3)	Total ($)
James Dimon	2010	$1,000,000	$5,000,000	$12,000,000	$5,000,000	$23,000,000
Chairman and CEO	2009	1,000,000	0	7,952,400	6,244,300	15,196,700
	2008	1,000,000	0	0	0	1,000,000
Douglas L. Braunstein	2010	400,000	3,840,000	5,760,000	2,016,900	12,016,900
Chief Financial Officer						
Steven D. Black	2010	500,000	3,800,000	5,700,000	0	10,000,000
Former Vice Chairman	2009	500,000	2,000,000	11,759,200	0	14,259,200
	2008	500,000	0	0	5,436,200	5,936,200
Michael J. Cavanagh	2010	500,000	3,400,000	5,100,000	1,008,500	10,008,500
CEO Treasury & Securities Services	2009	500,000	2,032,000	3,274,500	1,836,600	7,643,100
(Former CFO)	2008	500,000	2,000,000	2,000,000	1,553,200	6,053,200
Ina R. Drew	2010	500,000	5,000,000	7,500,000	2,016,900	15,016,900
Chief Investment Officer						
Charles W. Scharf	2010	500,000	3,800,000	5,700,000	2,016,900	12,016,900
CEO Retail Financial Services	2009	500,000	2,043,000	4,677,900	2,203,900	9,424,800
	2008	500,000	2,000,000	2,000,000	2,329,800	6,829,800
James E. Staley	2010	500,000	5,400,000	8,100,000	3,025,400	17,025,400
CEO Investment Bank	2009	500,000	2,000,000	5,174,100	2,216,000	9,890,100
	2008	500,000	2,250,000	2,250,000	3,883,000	8,883,000

1 Includes salary amounts as of December 31 for each year.

2 The RSUs granted for 2010 vest in two equal installments on January 13, 2013 and 2014. Each RSU represents the right to receive one share of common stock on the vesting date and non-preferential dividend equivalents, payable in cash, equal to any dividends paid during the vesting period. RSUs have no voting rights. Additional conditions applicable to these awards are described at page 21.

3 The Firm awarded Mr. Dimon SARs, effective February 16, 2011, with an exercise price of $47.73. SARs were awarded to the other Named Executive Officers, effective January 19, 2011, with an exercise price of $44.29. The SARs will become exercisable 20% per year over the five-year period from January 19, 2011. All shares obtained upon exercise must be held until the fifth year after grant and are subject to the Firm's stock retention requirement. The SARs for Mr. Dimon had a grant date fair value of $13.61 per SAR. The SARs for the other Named Executive Officers had a grant date fair value of $13.11 per SAR. Assumptions under the Black-Scholes valuation model were used to determine grant date fair value. Additional conditions applicable to these awards are described at page 21.

The above table is presented to show how the Compensation Committee viewed compensation actions, but it differs substantially from the Summary compensation table (SCT) required by the SEC and is not a substitute for the information required by the SCT at page 24.

The SCT shows compensation information in a format required by the SEC. There are two principal differences between the SCT and the above table:

- The Firm grants both cash and equity incentive compensation after the earnings for a performance year have been announced. In both the above table and the SCT, cash incentive compensation granted in 2011 for 2010 performance is shown as 2010 compensation. The above table treats equity awards similarly, so that equity awards granted in 2011 are shown as 2010 compensation. The SCT does not follow this treatment and instead reports the value of equity awards in the year in which they are made. As a result, equity awards granted in 2011 for 2010 performance are shown in the above table as 2010 compensation, but the SCT reports for 2010 the value of equity awards granted in 2010 in respect of 2009 performance.

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- The SCT reports the change in pension value and nonqualified deferred compensation earnings and all other compensation. These amounts are not part of current compensation determinations and are not shown above.

Philosophy and approach of our compensation framework

Our compensation philosophy, practices and principles are an important part of our business strategy. They help to attract and retain the employees we need and provide a control framework for the elements of compensation we use and the processes to maintain a balanced approach to compensation. Our current and potential talent pool is highly marketable and can be attracted to opportunities across a broad spectrum of regulated and unregulated financial services businesses. Our competition for talent includes not only other global banks, investments banks, regional/local banks, and asset managers, but also boutique investment firms, hedge funds and private equity firms.

Our actions are as important as our principles. In the past year, we undertook extensive internal reviews of our programs in light of the global economic environment, proposed and enacted legislation, and global regulatory initiatives. We have examined our policies and practices against multiple sources of regulatory guidance, and believe that our principles and practices are substantially consistent with recommended approaches.

Our compensation structure is designed to contribute to the achievement of the Firm's short-term and long-term strategic and operational objectives, while avoiding unnecessary or excessive risk-taking. We do this through a total compensation program comprised of an appropriate mix of fixed pay (base salary) and variable pay in the form of cash incentives and long-term, equity-based incentives. We deliver a lesser portion of compensation paid in cash annually and a larger portion in equity delivered over time and subject to continued performance of the Firm.

We have taken a number of steps in recent years as described further below, to help mitigate risk and further our objective of sensible and sound compensation practices. These steps include adoption of new recoupment policies, furthering the role of risk management in our compensation processes and providing that the Compensation Committee now meets at least annually with one or more members of the Risk Policy Committee of the Board of Directors. In addition, beginning in 2010, employees across multiple businesses had the mix of their total compensation adjusted to provide more fixed compensation (i.e., salary) and less variable compensation (i.e., incentives) going forward.

Our compensation principles and practices are described below and are set forth in Appendix D. Compensation practices continue to evolve and we will aim to continue to be at the forefront of best compensation practices in the industry.

• Independent Board oversight

JPMorgan Chase's compensation framework is supported by our corporate governance and board oversight.

- The Board of Directors, through the Compensation Committee, oversees our compensation programs, including overall accruals, mix of cash/stock, deferral percentages, and vehicles for delivering equity including terms and conditions.
- The Board of Directors regularly reviews financial performance, risk management and incentive compensation.

Authorities and responsibilities – The Compensation Committee is periodically apprised of regulatory developments and requirements in the principal jurisdictions in which we operate. In addition to approving compensation for Operating Committee members, the Compensation Committee approves the formula, pool calculation and performance goals for the shareholder approved Key Executive Performance Plan (KEPP) as required by Section 162(m)(1) of the Internal Revenue Code, reviews line of business total incentive accruals versus performance throughout the year, approves final aggregate incentive funding, and approves total equity grants under the Firm's long-term incentive plan and the terms and conditions for each type of award. The Compensation Committee also reviews the compensation of a number of highly compensated individuals across the Firm globally and reviews the compensation of certain employees in the U.K. covered by regulations of the Financial Services Authority.

The Compensation Committee does not require all compensation to be awarded in a tax-deductible manner, but it is their intent to do so to the fullest extent possible and consistent with overall corporate goals. The Compensation Committee has delegated authority to the Director Human Resources to administer and amend the compensation and benefits programs.

Compensation review processes – Compensation of Operating Committee members depends not only on how they as individuals perform, but also on how the Firm as a whole performs. We assess their specific performance based on short-, medium- and longer-term objectives tailored to specific lines of business and functional areas.

Our disciplined compensation processes involve a series of reviews and assessments by successive levels of management within lines of business, the Operating Committee, the CEO, the Compensation Committee and the Board of Directors. The Compensation Committee determines appropriate compensation for the CEO and makes a recommendation to the Board for its ratification. Mr. Dimon discusses with the Compensation Committee his assessment of the performance of each member

of the Operating Committee with respect to individual contributions, and business or function performance, as well as overall Firm performance. After the review and discussion, Mr. Dimon makes compensation recommendations to the Compensation Committee for their approval. No member of the Operating Committee other than the CEO has a role in making a recommendation to the Compensation Committee as to the compensation of any member of the Operating Committee.

Equity grant practices – Equity grants are awarded as part of the annual compensation process and as part of employment offers for new hires. In each case, the grant price is not less than the average of the high and the low prices of JPMorgan Chase common stock on the grant date. Grants

made as part of the annual compensation process are generally awarded in January after earnings are released and generally in the form of RSUs. RSUs carry no voting rights; however, dividend equivalents are paid on the RSUs at the time actual dividends are paid on shares of JPMorgan Chase common stock. The Firm does not grant options with restoration rights and prohibits repricing of stock options and SARs.

- **Pay is linked to performance but not overly rigid or formulaic**
- **Encourage, foster and reward a shared success environment and teamwork**

For senior level employees, a significant portion of compensation should be, and is, variable, and the Firm seeks real differentiation in compensation among our most senior employees based on their accomplishments.

As a general matter, in assessing performance, we consider:

- Performance of the individual employee, the relevant line of business, and the Firm as a whole.
- Performance that is based on measurable and sustained financial results through the business cycle.
- Performance that is both relative and absolute, in that each year's performance is compared not just to our own prior performance or achievement of current goals, but also to appropriately chosen comparison companies that compete in similar markets and provide similar financial products and services.

The performance criteria we consider include a robust set of quantitative and qualitative factors focused on financial performance, leadership skills, proper investing in the business, innovation and risk/control management. While specific factors will differ from business to business, function to function, and during different business cycles, among the most important factors that commonly apply are:

- Financial performance – operating earnings; revenue growth; expense management; return on capital; capital and liquidity management; quality of earnings.
- Leadership skills – contribution across business lines; establishing, refining and executing long-term strategic plans; focusing on doing what's best for our clients and customers; attracting, developing and retaining highly effective and diverse leaders; executing acquisition integration tasks; building an inclusive culture; supporting the Firm's values.
- Investing in the business – investing for growth (business expansion and technology); executing other major projects; achieving and maintaining market leadership positions in key businesses; supporting and strengthening the communities we serve worldwide.
- Innovation – improving client satisfaction; improving operational efficiency; thinking beyond your own business.
- Risk and control management – credit and risk management; maintaining compliance and controls; protecting the Firm's integrity and reputation.

We approach our incentive compensation arrangements through an integrated risk, compensation and financial management framework. JPMorgan Chase has in place a robust risk management discipline to capture, monitor, and control the risks created by its business activities. The goal is to not only manage the dynamic risks of the Firm, but also to create a culture of risk awareness and personal accountability. Any substantial introduction of emerging risks or increase in risks routinely taken would be either largely controlled by the risk limits in place or identified through the frequent risk reporting that occurs throughout the Firm. This risk discipline seeks to ensure that the potential for excessive risk taking by any individual, group, or business is controlled, regardless of the motivation.

Applying a disciplined financial management and measurement system is another important element that seeks to ensure that our financial performance results are risk-adjusted and can be measured objectively in light of performance targets, competitor performance, quality of earnings and the credit cycle. Our approach to financial measurement is based on two key principles:

- Earnings recognition, where appropriate, reflects the inherent risks of positions taken to generate profits.

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- All LOBs are measured with "fully-loaded" earnings and balance sheets as though they were stand-alone companies. This approach is reflected in arms-length agreements and market-based pricing for revenue sharing among businesses, funds transfer pricing, expense allocations and capital allocations.

We believe that no one, single performance metric should determine the level of incentives awarded, particularly since there needs to be a balance of short-term and long-term metrics and a focus on sustained performance. Likewise, more balanced incentives should use multiple levels of performance measurement to discourage decisions that would only benefit one of several key stakeholders, i.e., individual executives, teams, the

Firm or shareholders.

- **A meaningful long-term ownership stake in the Firm to reinforce alignment with shareholders**

We believe that an ownership stake in the Firm best aligns our employees' interests with those of our shareholders. Our compensation programs are designed to annually deliver a meaningful portion of total compensation in equity to employees who can have the greatest impact on the bottom line and to increase for our most senior employees the equity portion of their compensation to strengthen the alignment with shareholder interests. JPMorgan Chase pays a significant portion of our executive compensation in equity-based long-term incentives. Approximately 30,000 employees receive a percentage of their compensation in deferred equity, subject to clawback provisions. That enhanced alignment to shareholder interests is deliberate and focuses executive activities and decisions on those areas that increase shareholder value. We further believe that competitive, annual equity awards subject to multi-year vesting and termination/forfeiture provisions effectively emphasize the long-term view of our business and bolster the retention of our top talent.

Our policies require share ownership for directors and executive officers and encourage continued ownership for others. Directors pledge to retain all shares of JPMorgan Chase while they serve as a director. Senior executives are expected to establish and maintain a significant level of direct ownership. For Mr. Dimon and other members of the Operating Committee, after-tax shares they receive from equity-based awards, including options, are subject to a 75% retention requirement during the first 10 years from grant of the award and 50% thereafter; members of the Executive Committee who are not members of the Operating Committee are required to retain at least 50% of such shares. Half of unvested RSUs (the approximate after tax-equivalent) are included as part of both the ownership and the retention calculation. The retention requirement does not apply to shares received as part of incentive compensation in excess of the percentage that would be received under the firmwide stock-cash table generally applicable to employees at such incentive compensation level. Executives are subject to these retention requirements during their service on the Operating Committee or the Executive Committee; any exceptions are subject to approval by the General Counsel. Beginning in 2011, the inclusion of half of RSUs in both the ownership and retention calculations and the reduction of the retention requirement from 75% to 50% for shares held more than 10 years from the original award date was approved by the Compensation Committee to strike a balance between the timing and amount of compensation awarded as equity and the long-term reward realization for the covered executives.

Hedging –

- Operating Committee and Executive Committee members and Directors: No hedging of the economic risk of their ownership of our shares is permitted, even for shares owned outright. No short sales, no hedging of unvested RSUs or unexercised options or SARs, no hedging of deferred compensation.
- Other employees: No short sales, no hedging of unvested RSUs or unexercised options or SARs, no hedging of deferred compensation. If they own shares outright and can sell them, they are permitted to hedge them, subject to compliance with window period policies that restrict transactions in JPMorgan Chase's shares pending the release of earnings and applicable preclearance rules.

Shareholdings of directors and executive officers are shown in the table at page 11.

- **Robust risk management and compensation recovery policies deter excessive risk-taking and improper risk management**

JPMorgan Chase seeks effective controls for designing, implementing, and monitoring incentive compensation.

- Incentive compensation is generally discretionary, based on individual, LOB and Firm performance.
- Our approach to financial measurement, risk and compensation management enables us to align employees' incentive compensation with their contributions to sustained, risk-adjusted financial performance.
- Incentive accruals are determined in the context of the Firm's capital and liquidity considerations.
- Incentives are based on risk-adjusted P&L and are calibrated to the underlying risk of the business activity.

- Beginning in 2008, the Compensation Committee reviewed with the Chief Risk Officer the risks that the Firm faces and elements of our organizational structure, management practices and compensation programs that would discourage unnecessary or excessive risk-taking, and will continue to do so going forward. In 2009, this review included the self-assessment of all incentive arrangements for the Firm. Beginning in 2009, the Compensation Committee determined to meet at least annually with one or more members of the Risk Policy Committee.

- There is appropriate separation between risk and control functions and the businesses they oversee, which is necessary to avoid potential conflicts of interest.
- Internal Audit conducts regular, independent audits of the Firm's compliance with its established policies and controls regarding incentive compensation management. Audit findings are reported to appropriate levels of management, and all adversely-rated audits are reported to the Audit Committee of the Board of Directors.

JPMorgan Chase believes its incentive compensation arrangements are fair and balanced.

- The Compensation Committee exercises its business judgment in determining the compensation of members of the Operating Committee, and members of the Operating Committee and other senior managers similarly exercise business judgment in determining the compensation of employees who report to them.
- Incentive compensation decisions are based on employees' contributions to sustained financial performance, adjusted for risk-taking and capital usage where appropriate.
- We do not rely on formulaic approaches tied to narrow measures. Performance evaluations consider multiple criteria – individual performance, business unit performance, Firm performance, controls, partnership and culture.
- Performance measures included in incentive plans are assessed for the potential to encourage or discourage employees to take excessive risks and assist in mitigating those risks.
- Incentive compensation decisions factor in the level and duration of risk taken.
- We use mechanisms, such as risk-adjusted metrics, deferrals, clawbacks and three- and five-year vesting on long term incentives to seek to ensure that compensation considers the relationship of near-term rewards to longer-term risks.
  - The use of risk-adjusted financial results in compensation arrangements ensures that longer-term risks are first quantified and then applied in current-year incentives. Therefore, a person's incentive compensation in the current year would be appropriately affected by a number of factors, such as capital charges, valuation adjustments, reserving, and other factors resulting from the consideration of long-term risks.
  - The majority of compensation plans at JPMorgan Chase address potential timing conflicts by including payment deferral features. Awards that are deferred into equity have multi-year vesting. By staggering the vesting of equity awards over time, the interests of employees to build long-term, sustainable performance (i.e., quality earnings) are better aligned with the long-term interests of both customers and shareholders.
  - Incentives are split between cash and deferred equity, with the percentage being deferred and awarded in equity increasing as an employee's incentive compensation increases.
  - Clawback/recovery provisions are in place for incentive awards (cash and equity incentive compensation).
- The Firm rarely offers guarantees or enters into employment contracts, and no Operating Committee member has a contract.
- There are no golden parachutes for executives and we do not use supplemental executive retirement plans.
- Compensation of risk and control professionals is not predominantly based on the performance of the business they oversee.

We strive for a long-term orientation both in the way we assess performance and in the way we structure compensation. The aim of our compensation programs and policies is to motivate all employees to attain strong and sustained performance, both on an absolute and relative basis. We achieve this through processes and tools that are clear, transparent and effective at driving behaviors that expand the depth and breadth of our positive impact on clients.

Certain features of our compensation programs are targeted to help us achieve individual objectives, and other elements help us achieve multiple objectives simultaneously. Our vesting periods for stock awards generally provide that one-half vests after two years and the balance vests after three years. As a result of these awards, employees share the same interest in the Firm's long-term success as other shareholders, and we believe that such ownership is a positive factor in retaining key employees. We also use these features to focus executives across all lines of business on longer-term strategy and the overall results of the Firm, particularly at more senior levels where executives can have a greater role in our long-term success.

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JPMorgan Chase has policies that would permit recovery of incentive compensation awards in appropriate circumstances.

- Stock-based awards vest over multiple years, and such awards granted in 2010 and 2011 are subject to the Firm's right to cancel an unvested

or unexercised award, and to require repayment of the value of certain shares distributed under awards already vested if:

- the employee is terminated for cause or the Firm determines after termination that the employee could have been terminated for cause,
- the employee engages in conduct that causes material financial or reputational harm to the Firm or its business activities,
- the Firm determines that the award was based on materially inaccurate performance metrics, whether or not the employee was responsible for the inaccuracy,
- the award was based on a material misrepresentation by the employee,
- and for members of the Operating Committee – the Firm's 15 most senior executives – and certain other employees, there is a failure to properly identify, raise, or assess, in a timely manner and as reasonably expected, risks and/or concerns with respect to risks material to the Firm or its business activities.

• Under our recoupment policy adopted in 2006, the Firm may seek repayment of incentive compensation (cash and equity) in the event of a material restatement of the Firm's financial results for the relevant period.

Additional conditions apply to RSUs and SARs granted to Operating Committee members.

• For members of the Operating Committee, half of all equity awards granted in 2011 provide that, although it is intended and expected that the RSU and SAR awards would vest and/or become exercisable as scheduled, the terms and conditions of the awards allow for reduction (and therefore forfeiture) or deferral in scheduled vesting or exercisability in the event the CEO determines that the performance of such executive in relation to the priorities for such executive's position, or the Firm's performance in relation to the priorities for which the executive shares responsibility as a member of the Operating Committee, have been unsatisfactory for a sustained period of time. Among the factors the CEO may consider in assessing the Firm's financial performance are net income, total net revenue, return on equity, earnings per share and capital ratios, both on an absolute basis and, as appropriate, relative to peer firms. Such determination is subject to ratification by the Compensation Committee. In the case of an award to the CEO, such determination would be made by the Compensation Committee.

• RSU grants vest 50% after two years and 50% after three years and SARs become exercisable 20% per year over five years, and the above condition applies throughout the vesting period of the grants.

• Attracting, retaining and developing talent is critical to sustaining success

Our compensation programs are intended to attract and retain employees with the skills and talent we need to create sustained value for the Firm and its shareholders. We believe our approach is simple, consistent, effective and understandable. As such, we rely on commonly recognized elements of compensation and we use various design mechanisms to seek to ensure our incentive compensation arrangements are sensitive to risk-taking. In determining our compensation elements and their design, we also review the competitive landscape.

Structure and design – The major elements we use in the core structure and design of our programs are summarized in Appendix F. Our salary programs, compensation levels, cash/stock mix, deferral rates, terms and conditions for equity awards, and the design of business-specific incentives are among the elements we frequently review.

Talent management, development and succession planning – As part of our resolve to focus on long-term sustained value, we look to ensure that we are developing leaders for the future. We have introduced a disciplined process of talent reviews focused on thorough assessments, enhanced executive development programs and rotations of top executives to prepare them for greater responsibility. We are committed to having a strong pipeline to deal with succession for our Operating Committee, including the CEO position.

At least annually the independent directors make an evaluation of the Chairman and Chief Executive Officer, normally in connection with a review of executive officer annual compensation. Succession planning is also considered at least annually by the independent directors with the Chief Executive Officer. The Compensation Committee regularly discusses management development and provides updates to the full Board.

Relevant market place – We use comparison groups, or benchmarking, to understand market practices and trends, to evaluate the competitiveness of our programs and to assess the efficiency of these programs. Each of our lines of business

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operates under our overall compensation framework, but uses compensation programs appropriate to its competitive environment. Given the diversity of our businesses, our global operations and the complexity of the products and services we provide, our comparison group is also diverse, global and complex.

As a result, the Compensation Committee reviews actual compensation levels, typically from public data, for companies that either directly compete with us for business and/or talent or are global organizations with similar scope, size or other characteristics to JPMorgan Chase. Because we view our executive officers as highly talented executives capable of rotating among the leadership positions of our businesses and key functions, we also place importance on the internal pay relationships among members of our Operating Committee.

Below the level of our most senior officers, our businesses generally benchmark against direct business competitors, while functional areas benchmark against a blend of financial services and large, globally integrated businesses. We view benchmarking as important for an understanding of the market, to stay competitive and to use market factors to inform, not override, our focus on pay for performance and internal equity. American Express, Bank of America, Citigroup, Goldman Sachs, Morgan Stanley and Wells Fargo are the companies JPMorgan Chase views to be the competitors while considering compensation for the CEO, CFO and other functional heads. JPMorgan Chase also considers other general industry peers like GE, IBM, HP, and Walt Disney for these roles. Due to the diverse business model and operations of our various lines of businesses other peer firms considered are Barclays, BNY Mellon, Credit Suisse, Deutsche Bank, Discover Financial Services, Fidelity, HSBC, T. Rowe Price and Vanguard.

The Compensation Committee and Board of Directors did not engage the services of a compensation consultant in 2010. The Firm provides the Compensation Committee with both internal and external compensation data.

- **Strict limits or prohibition on executive perquisites and special benefits**

There are no golden parachutes or special severance plans.

- No golden parachutes for any executives.
- No employment contracts other than occasional exceptions upon hire. No change in control agreements.
- No special severance programs for Operating Committee or Executive Committee members; the Firm's policy limits severance to a maximum of 52 weeks salary based on years of service.
- Equity award terms provide that awards continue to vest on the original schedule, without acceleration and subject to additional restrictions, for employees who have resigned and meet the Firm's full career eligibility requirements.

There are no special executive benefits.

- No pension credits for incentives.
- No 401(k) Savings Plan matching contributions for any senior executive.
- No special medical, dental, insurance or disability benefits for executives. The higher an executive's compensation, the higher the premiums they pay.
- No private club dues, car allowances, financial planning, tax gross-ups for benefits.
- Voluntary deferred compensation program is limited to a maximum contribution of $1 million annually, $10 million lifetime cap for cash deferrals made after 2005.

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Compensation & Management Development Committee report

The Compensation & Management Development Committee has reviewed the Compensation Discussion and Analysis and discussed that analysis with management.

Based on such review and discussion with management, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and our Annual Report on Form 10-K for the year ending December 31, 2010. This report is provided as of March 15, 2011, by the following independent directors, who comprise the Compensation & Management Development Committee:

Lee R. Raymond (Chairman)
Stephen B. Burke
David C. Novak
William C. Weldon

The above section was intended to describe our 2010 performance, the compensation decisions for our Named Executive

Appendix E

JPMorgan Chase Compensation practices and principles

We believe that JPMorgan Chase has consistently been at the forefront of sensible compensation practices. We have a rigorous performance and compensation management system that incorporates the following practices and principles:

- A focus on multi-year, long-term, risk-adjusted performance and rewarding behavior that generates sustained value for the Firm through business cycles.
- An emphasis on teamwork and a "shared success" culture.
- A significant stock component (with deferred vesting) for shareholder alignment and retention of top talent.
- Recoupment and clawback provisions in addition to disciplined risk management to deter excessive risk taking.
- A recognition that competitive and reasonable compensation helps attract and retain the best talent necessary to grow and sustain our business.
- Strict limits or prohibitions on executive perquisites, special executive retirement or severance plans.
- Independent Board oversight of the Firm's compensation practices and principles and their implementation.

These practices and principles are supported by additional beliefs that guide how we operate.

Compensation should not be overly rigid, formulaic or short-term oriented.

- Compensation programs should be designed as much as possible to allow for the Firm to exercise discretion and retain flexibility in compensation decisions. Multi-year guarantees should be kept to an absolute minimum. More generally, the assessment of performance should not be overly formulaic and should not overemphasize any single financial measure or single year, as that can result in unhealthy incentives and lead to unintended, undesirable results.
- Performance should be considered using a broad-based evaluation of people and their contributions to ensure that the right results are being encouraged. Factors such as integrity, compliance, institutionalizing customer relationships, recruiting and training a diverse, outstanding workforce, building better systems, innovation and other outcomes should be included. Performance feedback should be obtained from multiple sources across the Firm to ensure it is both balanced and comprehensive.
- Commission-based incentives generally should be limited to sales or production oriented employees who do not control credit or investment decisions. The different risk profiles such as liquidity risk, time horizons for realized gains or losses, and reputational and operational risk all should be appropriately taken into account.
- In a fiduciary business, certain roles are evaluated solely on individual and business unit results. In addition, some of these roles are paid long-term compensation with incentives linked directly to their investment strategies in order to more fully align their interests with those of the clients.

Teamwork and a shared success environment should be encouraged and rewarded.

- Contributions should be considered across the Firm, within business units, and at an individual level when evaluating an employee's performance.
- Performance should be based on realized profits and risk-adjusted returns that add to the long-term value of the franchise, rather than just revenues. We adjust financial performance for risk and use of the Firm's capital.
- All equity awards for executive officers should be subject to reduction, forfeiture, or additional deferred vesting if there is not satisfactory progress towards priorities.

A meaningful ownership stake in the Firm should be used to reinforce alignment with shareholders.

- A significant percentage of incentive compensation should be in stock that vests over multiple years.
- As the decision-making authority, importance and impact of an employee's role increases, a greater portion of total compensation should be awarded in stock.
- A proper balance between annual compensation and longer-term incentives should clearly delineate the importance of sustainable, realizable value. At JPMorgan Chase:
  - Our Board of Directors is paid a majority of their compensation in stock and our Directors have agreed not to sell any shares of stock (including any open market purchases) for as long as they serve on the Board.
  - Senior executives receive at least 50% (and in some cases, substantially more) of their incentive compensation in stock.
  - The officers who make up our Operating Committee are generally required to hold 75% of compensation-related stock awards during

the period 10 years from grant of the underlying award and 50% thereafter, and the non-Operating Committee, Executive Committee officers are generally required to hold 50%.

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– Executives cannot sell short, buy puts, sell calls, enter into derivative contracts on, or otherwise hedge our stock, and even after retirement, executives typically continue to have substantial holdings of our company stock.

Risk management and compensation recovery policies should be robust enough to deter excessive risk taking and improper risk management.

- Risk disciplines and review processes should generate honest, fair and objective evaluations of where we stand and how we're doing. Variable compensation funding should be consistent with effective risk management and the timing of compensation payouts should be sensitive to the time horizon of associated risks.
- Final determinations of compensation in risk management and control functions should not be made solely in the business areas and should be less focused on outcomes in the area covered by the individual, and more aligned with the Firm's overall performance. Compensation of those functions should be less variable one year to the next when compared to the compensation of revenue-generating functions.
- Recoupment policies should go beyond Sarbanes-Oxley and other minimum requirements and include recovery of compensation paid for earnings that were never ultimately realized or if it's determined that compensation was based on materially inaccurate performance metrics or a misrepresentation by an employee. We have in place recovery provisions for "cause" terminations, misconduct, detrimental behavior and actions causing financial or reputational harm to the Firm or its business activities. For all senior managers and highly paid employees, the Firm may cancel or require repayment of shares if employees failed to properly identify, raise or assess risks material to the Firm or its business activities.

Attracting, retaining and developing talent is critical to sustaining success.

- Our long-term success depends in very large measure on the talents of our employees. Our compensation system plays a significant role in our ability to attract, motivate and retain the highest quality management team and diverse workforce.
- Compensation should have an acute focus on meritocracy, shareholder alignment, sensitivity to the relevant market place, and disciplined processes to ensure it remains above reproach and can help build lasting value for our clients.
- For employees in good standing who have resigned and meet "full career eligibility" or other acceptable criteria, awards generally should continue to vest over time on their original schedule and be subject to continuing post-employment obligations to the Firm during this period.

Strict limits or prohibition on executive perquisites and special benefits.

- An executive's compensation should be straightforward and consist primarily of cash and equity.
- We do not maintain special supplemental retirement or other special benefits just for executives.
- The Firm generally has not had any change in control agreements, golden parachutes, merger bonuses or other special severance benefit arrangements for executives.

Independent Board oversight.

- Our Compensation Committee, which includes only independent directors, reviews and approves the Firm's overall compensation philosophy, principles and practices.
- The Compensation Committee reviews the Firm's compensation practices as they relate to risk and risk management in light of the Firm's objectives, including its safety and soundness and the avoidance of excessive risk.
- The Compensation Committee reviews and approves the terms of our compensation award programs, including recoupment provisions, restrictive covenants and vesting periods.
- The Compensation Committee reviews the Firm's overall incentive compensation pools and those of each of the Firm's Line of Businesses and the Corporate Sector.
- The Compensation Committee reviews the performance and approves all compensation awards for the Firm's Operating Committee on a name-by-name basis.
- The full Board's independent directors review the performance and approve the compensation of our CEO.